Filed Pursuant to Rule 424(b)(4)
Registration No. 333-251985
3,200,000 American Depositary Shares

Amryt Pharma plc

Representing 16,000,000 Ordinary Shares
This prospectus relates to the resale, from time to time, of up to 3,200,000 American Depositary Shares (“ADSs”), each representing five ordinary shares of Amryt Pharma plc. Holders of all such ADSs are identified in this prospectus as the Registered Holders and the aggregate 3,200,000 ADSs registered hereby as the Registered Shares. The Registered Holders acquired the Registered Shares in a private placement (“Private Placement”) in December 2020. We are not selling any securities under this prospectus and we will not receive any proceeds from the sale of the Registered Shares.
We have agreed to bear all of the expenses incurred in connection with the registration of the Registered Shares. The Registered Holders will pay or assume discounts, commissions, fees of underwriters, selling brokers or dealer managers and similar expenses, if any, incurred for the sale of Registered Shares.
The Registered Holders may offer the Registered Shares from time to time through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices. For additional information on the methods of sale that may be used by the Registered Holders, see the section in this prospectus entitled “Plan of Distribution.” For a list of the Registered Holders, see the section entitled “Registered Holders.”
Our ADSs are listed on the Nasdaq Global Select Market (“Nasdaq”) under the symbol “AMYT.” On May 19, 2022, the last reported sale price of our ADSs on Nasdaq was $7.92 per ADS.
We are an “emerging growth company” and a “foreign private issuer” as defined under the U.S. securities laws, and, as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings.
We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. You should read the entire prospectus and any amendments or supplements carefully before you make your investment decision.
Investing in our ADSs involves a high degree of risk. See “Risk Factors” beginning on page 5 of this prospectus and, if applicable, any risk factors described in our Securities and Exchange Commission (“SEC”) filings that are incorporated by reference in this prospectus.
None of the SEC, any state securities commission or any foreign securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
Prospectus dated May 20, 2022.

TABLE OF CONTENT

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ABOUT THIS PROSPECTUS
Before buying any of the securities that the selling securityholders are offering, you should carefully read this prospectus with all of the information incorporated by reference in this prospectus, as well as the additional information described under the heading “Where You Can Find More Information” and “Information Incorporated by Reference.” These documents contain important information that you should consider when making your investment decision. We have filed or incorporated by reference exhibits to the registration statement of which this prospectus forms a part. You should read the exhibits carefully for provisions that may be important to you.
To the extent there is a conflict between the information contained in this prospectus, on the one hand, and the information contained in any document incorporated by reference in this prospectus, on the other hand, you should rely on the information in this prospectus, provided that if any statement in one of these documents is inconsistent with a statement in another document having a later date—for example, any prospectus supplement or a document incorporated by reference in this prospectus—the statement in the document having the later date modifies or supersedes the earlier statement.
The information contained in this prospectus or any document incorporated by reference in this prospectus is accurate only as of their respective dates, regardless of the time of delivery of this prospectus or the documents incorporated by reference in this prospectus or the sale of any securities. Our business, financial condition, results of operations and prospects may have changed materially since those dates.
We are responsible for the information contained in this prospectus and any free writing prospectus that we may prepare or authorize. We have not authorized anyone to provide you with different or additional information, and we do not take any responsibility for any other information that others may give you. We are not making an offer to sell ADSs representing our shares in any jurisdiction where the offer or sale thereof is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or the sale of any ADSs representing our ordinary shares.
Unless otherwise stated in this prospectus or unless the context otherwise requires, references to “we,” “us,” “Amryt” or the “Company” in this prospectus shall mean Amryt Pharma plc and its global subsidiaries, collectively.
All references in this prospectus to “£” mean pound sterling and all references to “$” mean U.S. dollars.
For investors outside the United States: Neither we nor the Registered Holders have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction other than the United States where action for that purpose is required. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the ADSs and the distribution of this prospectus outside the United States.

PROSPECTUS SUMMARY
This summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider in making your investment decision. Before investing in the ADSs, you should carefully read this entire prospectus, including the information set forth under the heading “Risk Factors.” Unless the context otherwise requires, references in this prospectus to the “Company,” “Amryt,” “we,” “us” and “our” refer to Amryt Pharma plc and its subsidiaries. Unless the context otherwise requires, such references include Aegerion Pharmaceuticals, Inc., which we acquired on September 24, 2019, and Chiasma, Inc., which we acquired on August 5, 2021, as well as their respective subsidiaries.
About Amryt Pharma Plc
We are a global, commercial-stage biopharmaceutical company dedicated to acquiring, developing and commercializing novel treatments for rare diseases. Our diversified portfolio is comprised of three commercial rare disease products, as well as a development-stage pipeline focused on rare skin diseases. Two of our three commercial products, lomitapide for the treatment of homozygous familial hypercholesterolemia and metreleptin for the treatment of generalized lipodystrophy and partial lipodystrophy, are sold globally through our commercial infrastructure. Our third commercial product, Mycapssa® (octreotide capsules) is approved in the U.S. for long-term maintenance therapy in acromegaly patients who have responded to and tolerated treatment with octreotide or lanreotide. Mycapssa® is the first and only oral somatostatin analog approved by the U.S. Food and Drug Administration (“ FDA”). Mycapssa® has also been submitted to the EMA and is not yet approved in Europe. We acquired this product through the acquisition of Chiasma, Inc. (“Chiasma”) in August 2021. We are also developing our lead product candidate, Oleogel-S10, for the treatment of partial thickness wounds of severe Epidermolysis Bullosa (“EB”), a rare and devastating genetic skin disease for which there is currently no approved therapy. Filsuvez® is the approved brand name for Oleogel-S10, which has not received regulatory approval by the FDA or the European Medicines Agency (“EMA”) for the treatment of EB. We received positive topline data from the pivotal Phase 3 Efficacy and Safety Study of Oleogel-S10 on September 9, 2020. On February 28, 2022, we received a Complete Response Letter from the FDA which asked us to submit additional confirmatory evidence of effectiveness for Oleogel-S10 in EB. We intend to discuss with the FDA the nature of the data required to address the FDA’s concerns. A Marketing Authorization Application for Oleogel-S10 for the treatment of Dystrophic EB (“DEB”) and Junctional EB (“JEB”) was validated by EMA on March 25, 2021 and the assessment process by EMA was completed on April 22, 2022, when the Committee for Medician Products for Human Use (“CHMP”) adopted a positive opinion. The positive opinion recommends the approval of Filsuvez® in the EU for the treatment of partial thickness wounds associated with DEB and JEB in patients six months and older. Based on this CHMP recommendation a decision by the EC is expected on the Filsuvez® application within 67 days. We are also developing Mycapssa® to expand the indication of Mycapssa® (octreotide capsules) beyond acromegaly into carcinoid syndrome associated with neuroendocrine tumors.
Our next product candidate, AP103, is currently in preclinical development for the treatment of patients with DEB, a subset of EB. AP103 is the first gene therapy product candidate based on our novel polymer-based topical gene therapy delivery platform, which also has potential use for the treatment of other rare genetic diseases. In September 2020, the EMA’s Committee for Orphan Medicinal Products adopted a positive opinion for orphan designation for the use of AP103 in EB. In December 2020, the FDA granted orphan drug designation for AP103 for the treatment of DEB. We intend to initiate clinical development of AP103 in 2023. To support this milestone, we intend to qualify and validate the necessary analytical methods required to advance the manufacturing and characterization of our drug product and critical starting materials. We have a proven track record of obtaining rare disease assets, either through acquisition or in-license, and we intend to continue building our portfolio of rare disease programs with the goal of bringing effective treatments to patients in need.
Our registered office is located at Dept 920a 196 High Road, Wood Green, London N22 8HH, United Kingdom, and our principal office is located at 45 Mespil Road, Dublin 4, Ireland. Our telephone number in each office is +44 (0)20 3026 7257 and +353 (0)1 518 0200, respectively. We maintain a website at www.amrytpharma.com. The reference to our website is an inactive textual reference only and the information contained in, or that can be accessed through, our website is not a part of this prospectus.

The Registered Shares
Ordinary shares (including in the form of ADSs) issued and outstanding immediately before and after the effectiveness of the registration statement of which this prospectus forms a part
320,699,807 ordinary shares.
ADSs
Each ADS represents five ordinary shares, nominal value £0.06 per share. As an ADS holder, you will not be treated as one of our shareholders, you will not have shareholder rights and you may not be able to exercise your right to vote the shares underlying your ADSs. The depositary, the custodian or its nominee, will be the holder of the ordinary shares underlying your ADSs. You will have the contractual rights of an ADS holder, as provided in the deposit agreement among us, the depositary and holders and beneficial owners of ADSs issued thereunder.
To better understand the terms of the ADSs, see the sections of this prospectus entitled “Description of American Depositary Shares.” We also encourage you to read the form of amended and restated deposit agreement, which is incorporated by reference as an exhibit to the registration statement of which this prospectus forms a part.
Depositary
Citibank, N.A.
Use of proceeds
We will not receive proceeds from the disposition, if any, of Registered Shares by the Registered Holders.
Risk factors
See “Risk Factors” and other information included in this prospectus for a discussion of factors that you should consider carefully before deciding to invest in the ADSs.
Listing
Our ADSs are listed on the Nasdaq Global Select Market (“Nasdaq”) under the symbol “AMYT.”
Unless otherwise stated in this prospectus, the number of our ordinary shares set forth herein is based on 320,699,807 ordinary shares (equivalent to approximately 64,139,961 ADSs) outstanding as of March 31, 2022. This amount excludes:
•	up to 48,343,750 ordinary shares that may be issued upon conversion of the $125 million aggregate principal amount of our 5% senior unsecured convertible notes (the “Convertible Notes”);
•
ordinary shares that may be issued in full satisfaction of the contingent value rights (“CVRs”) issued to holders of ordinary shares and employee option holders prior to the acquisition of Aegerion Pharmaceuticals, Inc., assuming all relevant milestones are achieved;

•
up to 42,623,202 ordinary shares issuable upon the exercise of share options under the Amryt Equity Incentive Plan with a weighted average exercise price of $1.72 per share (based on an exchange rate of £1.00 to $1.31 as of March 31, 2022);

•
up to 8,322,005 ordinary shares issuable upon the exercise of share options under the Chiasma Stock Option and Incentive Plan with a weighted average exercise price of $2.57 per share (based on an exchange rate of £1.00 to $1.31 as of March 31, 2022);

•	up to 3,863,316 ordinary shares issuable upon the vesting of restricted share units; and

•
up to 1,851,222 ordinary shares issuable upon vesting of performance share units if 100% of performance target is met, increasing to a maximum 2,777,833 ordinary shares if performance target are exceeded.

Except as otherwise noted, the information in this prospectus assumes:
•	no conversion of the Convertible Notes; and
•	no exercise of the warrants, CVRs, options or restricted share units.

RISK FACTORS
Investing in our ADSs involves a high degree of risk. Our business, financial condition, results of operations or prospects could be materially and adversely affected if any of these risks occur, and as a result, the market price of our ADSs could decline and you could lose all or part of your investment. You should carefully consider the risk factors discussed under the caption “Risk Factors” in our annual report on Form 20-F for the year ended December 31, 2021 and in any other filings we make with the SEC subsequent to the date of this prospectus that are incorporated herein by reference before making your investment decision.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements concerning our business, operations and financial performance and condition, as well as our plans, objectives and expectations for our business operations and financial performance and condition. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “aim,” “anticipate,” “assume,” “believe,” “contemplate,” “continue,” “could,” “due,” “estimate,” “expect,” “goal,” “intend,” “may,” “might,” “objective,” “plan,” “predict,” “potential,” “positioned,” “seek,” “should,” “target,” “will,” “would,” and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these identifying words.
By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. Forward-looking statements are not guarantees of future performance and have not been reviewed by our auditors. Actual results and developments could differ materially from those expressed or implied by the forward-looking statements due to a variety of factors, including, but not limited to, those identified under the section titled “Risk Factors” in our annual report on Form 20-F for the year ended December 31, 2021 and in subsequent filings we make with the SEC.
These risks and uncertainties include factors related to:
•	our significant operating losses since our inception and ability to obtain and maintain profitability in the future;
•	our commercial products, including statements regarding the expected strategies and profitability thereof;
•	our product candidates, including statements regarding the expected initiation, timing, progress and availability of data from clinical trials;
•	our ability to successfully commercialize, or enter into strategic relationships with third parties to commercialize, our products or product candidates, if approved;
•	our ability to acquire or in-license new product candidates;
•	our competition, most of whom have far greater resources than we have, which may make it more difficult for us to achieve significant market penetration;
•	the size of our addressable markets and market trends;
•	potential strategic relationships;
•	our ability to obtain and maintain intellectual property rights;
•	the impact of potential fluctuations in foreign currency exchange rates; and
•	estimates regarding expenses, future revenues, capital requirements and the need for additional financing.
The preceding list is not intended to be an exhaustive list of all of our risks and uncertainties. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all.
In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

The forward-looking statements and opinions contained in this prospectus are based upon information available to us as of the date of this prospectus and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. The forward-looking statements contained in this prospectus speak only as of the date of this prospectus, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.
You should read this prospectus and the documents referenced herein and have filed as exhibits to the registration statement, of which this prospectus forms a part, completely and with the understanding that our actual future results may be materially different from expectations. We qualify all forward-looking statements in this prospectus by these cautionary statements.

USE OF PROCEEDS
We will not receive proceeds from the disposition, if any, of Registered Shares by Registered Holders.

DIVIDEND POLICY
We have never paid or declared any cash dividends on our ordinary shares, and we do not anticipate paying any cash dividends on our ordinary shares in the foreseeable future. We intend to retain all available funds and any future earnings to fund the development and expansion of our business.
All of the ordinary shares represented by the ADSs offered by this prospectus will generally have the same dividend rights as all of our other outstanding ordinary shares. However, the depositary may limit distributions based on practical considerations and legal limitations. See “Description of American Depositary Shares—Dividends and Distributions.” Cash dividends on our ordinary shares, if any, will be paid in Euros or U.S. dollars with respect to the ADSs as provided in the deposit agreement.
Under English law, among other things, we may pay dividends only if we have sufficient distributable reserves (on a non-consolidated basis), which are our accumulated realized profits that have not been previously distributed or capitalized less our accumulated realized losses, so far as such losses have not been previously written off in a reduction or reorganization of capital.

DESCRIPTION OF SHARE CAPITAL AND ARTICLES OF ASSOCIATION
The following description of our share capital and articles of association (“Articles”) summarizes certain material terms and provisions of our ordinary shares. The description also summarizes relevant provisions of English law, including the Companies Act 2006 (the “Companies Act”). The following summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the applicable provisions of English law and our Articles, a copy of which is filed as an exhibit to the registration statement of which this prospectus forms a part. We encourage you to read our Articles and the applicable provisions of English law for additional information.
General
We were incorporated under the Companies Act on July 17, 2019 as a private company limited by shares under the name Amryt Pharma Holdings Limited, with company number 12107859.
We were re-registered as a public limited company on September 13, 2019 under the name Amryt Pharma Holdings plc. On September 24, 2019, in connection with the scheme of arrangement under which we acquired Aegerion Pharmaceuticals, Inc. (“Aegerion”), we became the parent company of our legacy businesses and changed our name to Amryt Pharma plc. The principal legislation under which we operate, and under which the share capital has been (and will be) created, is the Companies Act and regulations made thereunder.
Share Capital
As of December 31, 2021, our issued share capital consisted of 319,814,747 fully paid ordinary shares with no treasury shares held. Accordingly, the total number of voting rights as at December 31, 2021 was 319,814,747.
Rights of Holders
The following summarizes the rights of holders of our ordinary shares:
•
subject to any special rights or restrictions as to voting attached to any shares, on a show of hands every holder who (being an individual) is present in person or by proxy not being himself or herself a holder or (being a corporation) is present by a representative or by proxy not being himself or herself a holder shall have one vote and on a poll every holder who is present in person or by proxy shall have one vote for every share of which he or she is the holder (and at a general meeting which is held as a combined physical and electronic meeting, where a resolution put to a vote of the meeting is to be decided on a poll, the holder may cast his or her poll vote by means of the electronic platform); and

•
holders have the right to receive notice of, attend and vote at general meetings; the right to participate in our profits and receive such dividends as are recommended by the directors, pro rata according to the amount paid up on the shares during the period in respect of which the dividend is paid; and, on a winding up or return of capital or otherwise, the right to repayment of the amounts paid up or credited as paid up on the shares and the right to participate pro rata in any excess assets.

Share Registration
We are required by the Companies Act to keep a register of shareholders. Under English law, shares are taken to be allotted when a person acquires the unconditional right to be included in the company’s register of holders in respect of the shares and the shares are deemed to be issued when the name of the holder is entered into the company’s register of holders. The register of holders therefore is prima facie evidence of the identity of our holders and the shares that they hold. The register of holders generally provides limited, or no, information regarding the ultimate beneficial owners of our ordinary shares. The register of holders is maintained by our registrar, Link Market Services Limited.
Holders of our ADSs will not be treated as shareholders and their names will therefore not be entered in our register of holders. The depositary, the custodian or their nominees will be the holder of the ordinary shares underlying our ADSs. For discussion on our ADSs and ADS holder rights see “Description of American Depositary Shares” in this prospectus. Holders of our ADSs have a right to receive the ordinary shares underlying their ADSs as discussed in “Description of American Depositary Shares.” Each ADS represents the right to receive, and to exercise the beneficial ownership interests in, five ordinary shares that are on deposit with the depositary and/or custodian.

Under the Companies Act, we must enter an allotment of any shares in our register of holders as soon as practicable and in any event within two months of the allotment. We are also required under the Companies Act to register a transfer of any shares (or give the transferee notice of and reasons for refusal) as soon as practicable and in any event within two months after the date on which the transfer is lodged with us.
We, any of our holders and any other aggrieved person may apply to court for rectification of the register of holders if:
•	the name of any person, without sufficient cause, is entered in or omitted from our register of holders; or
•	there is a default or unnecessary delay in entering on the register the fact of any person having ceased to be a holder.
Preemptive Rights
English law generally provides holders with preemptive rights when new shares are issued for cash; however, it is possible for the articles of association, or holders in a general meeting by way of a special resolution, to exclude preemptive rights. Such an exclusion of preemptive rights may be for a maximum period of up to five years from the date of adoption of the articles of association, if the exclusion is contained in the articles of association, or from the date of the holder resolution, if the exclusion is by holder resolution. In either case, this exclusion would need to be renewed by our holders upon its expiration (i.e., at least every five years). Typically UK public companies seek the disapplication of preemption rights (in relation to a specified aggregate nominal amount) on an annual basis at their annual general meeting. There are no provisions in the Articles which prescribe any right of preemption in relation to offers for subscription of securities in the same class. We are subject to the statutory preemption rights set out in the Companies Act.
Contingent Value Rights
On September 24, 2019, we issued Contingent Value Rights (“CVRs”) with a potential value of $85 million if all three triggering events under the CVRs occur to holders of shares and options pursuant to the terms of the scheme of arrangement and the acquisition of Aegerion. The following CVRs were issued by resolution of the Board, as authorized pursuant to a resolution passed by our shareholders at the general meeting held on September 23, 2019:
•
57,457,870 EMA CVRs, which entitle their holders to a payment of up to $15 million in the aggregate (in satisfaction of which we may elect to issue loan notes or ordinary shares) upon the EMA issuing a qualifying approval (i.e., an approval or marketing authorization issued by the EMA in relation to the sale by us of Oleogel-S10 to consumers for medical purposes which satisfies a certain criteria in respect of Oleogel-S10) if such qualifying approval is obtained by December 31, 2021. The amount payable reduces on a straight-line basis if the qualifying approval is obtained after December 31, 2021 but prior to July 1, 2022. On April 22, 2022, we announced that as result of a recommendation from the European Medicines Agency’s Committee for Medicinal Products for Human Use, the EMA CVRs will now become payable, with the quantum of the EMA CVR payable to be determined by the terms of the deed poll for the EMA CVRs;

•
57,457,870 FDA CVRs, which entitle their holders to a payment of up to $35 million in the aggregate (in satisfaction of which we may elect to issue loan notes or ordinary shares) upon the FDA issuing a qualifying approval (i.e., an approval or marketing authorization issued by the FDA in relation to the sale by us of Oleogel-S10 to consumers for medical purposes which satisfies a certain criteria in respect of Oleogel-S10) if qualifying approval is obtained by December 31, 2021. The amount payable reduces on a straight-line basis if the qualifying approval is obtained after December 31, 2021 but prior to July 1, 2022; and

•
57,457,870 Revenue CVRs, which entitle their holders to a payment of up to $35 million in the aggregate (in satisfaction of which we may elect to issue loan notes or ordinary shares) upon the generation of revenues in excess of $75 million from sales of Oleogel-S10 in trailing 12-month revenues in any period prior to June 30, 2024.

Articles of Association
Our Articles were adopted on July 29, 2020 and amended on July 28, 2021.

The following is a description of our Articles as currently in effect. Unless noted otherwise, references in this prospectus to the Articles refer to the Articles as currently in effect.
Application of Contractual Agreements with Holders
The Articles are subject to any contractual agreement we entered into with any of the holders of our shares (in their capacity as our shareholders only).
Shares and Rights Attaching to Them
Holders of our ordinary shares have the right to receive notice of, attend and vote at general meetings, the right to participate in our profits and, on a winding up or return of capital or otherwise, the right to the amounts paid up or credited as paid up to the shares and the right to participate pro rata in any excess assets.
Variation of Share Rights
The rights attached to any class may, subject to the provisions of the Companies Act, be varied in such manner (if any) as may be provided by such rights or in the absence of such variation rights either with the consent in writing of the holders of not less than three-quarters in nominal value of the issued shares of the class or with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of the class.
Consolidation, Cancellation and Subdivision
Subject to the provisions of the Companies Act, we may, by ordinary resolution:
•	consolidate and divide all or any of our share capital into shares of larger nominal value than our existing shares;
•
cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person, and diminish the amount of share capital by the amount of the shares so cancelled; and

•	sub-divide our shares into shares of smaller nominal value than our existing shares.
Reduction
Subject to the provisions of the Companies Act, we may by special resolution reduce our share capital or any capital redemption reserve or share premium account in any manner. We completed a capital reduction of our share premium account effected by a resolution passed by our shareholders at the general meeting held on September 23, 2019, and which was formally approved at the UK High Court of Justice on November 5, 2019.
Votes of Members
Votes Attaching to Shares
Subject to any special rights or restrictions as to voting attached to any shares, on a show of hands every holder who (being an individual) is present in person or by proxy not being himself or herself a holder or (being a corporation) is present by a representative or by proxy not being himself or herself a holder shall have one vote and on a poll every holder who is present in person or by proxy shall have one vote for every share of which he or she is the holder.
Votes on a Poll
At a general meeting, a resolution put to a vote of the meeting shall be decided on a show of hands, unless before or upon the declaration of the result of the show of hands a poll is demanded by (i) the chairperson of the meeting, (ii) not less than five holders having the right to vote at the meeting, (iii) holder(s) representing not less than one tenth of the total voting rights of all the holders having the right to vote at the meeting; or (iv) holder(s) of shares conferring a right to vote, being shares on which an aggregate sum has been paid up to not less than one tenth of the total sum paid up on all the shares conferring that right. On a poll, votes may be given either personally or by proxy. On a poll, a holder entitled to more than one vote need not cast all the votes in the same way.

At a general meeting which is held as a combined physical and electronic meeting, a resolution put to a vote of the meeting is to be decided on by a poll, and poll votes may be cast by means of the electronic platform.
Restrictions on Voting
No holder shall, unless determined otherwise by the directors, be entitled to vote at any general meeting in respect of any share held by him or her, either personally or by proxy, or to exercise any privilege as a member, if:
•	any call or other sum presently payable by him or her to us in respect of the shares remains unpaid; or
•
the holder has been served with a notice under section 793 of the Companies Act and he or she has failed to provide us with information concerning interests in those shares required to be provided under the Companies Act.

Dividends
We may by ordinary resolution at a general meeting declare dividends out of profits available for distribution in accordance with the respective rights of holders but no such dividend shall be payable other than in accordance with the Companies Act or exceed the amount recommended by the directors. There is no fixed date on which entitlement to dividends arises.
All dividends shall be declared and paid according to the amounts paid-up on the shares in respect of which the dividend is paid. All dividends shall be apportioned and paid pro rata according to the amount paid up on the shares during any portion or portions of the period in respect of which the dividend is paid.
Insofar as, in the opinion of the directors, our profits justify such payments, the directors may pay interim dividends on shares of any class. Subject to their judgment, the directors may also pay half yearly or at other suitable intervals, any dividend which may be payable at a fixed rate.
The directors may deduct from any dividend or other monies payable on or in respect of a share all sums of money (if any) presently payable by the holder to us on account of calls or otherwise in relation to our shares. If a holder has a holding of at least 0.25% of any class of shares, the directors may withhold dividends payable on shares after there has been failure to provide us with information concerning interests in those shares required to be provided under the Articles or the Companies Act until such failure has been remedied.
No dividend or other monies payable in respect of a share shall bear interest as against us unless otherwise provided by the rights attached to the share. Any dividend unclaimed after a period of 12 years from the date of its declaration shall be forfeited and cease to remain owing by us and shall then belong to us absolutely.
We may upon the recommendation of the directors by ordinary resolution at a general meeting direct payment of a dividend in whole or in part by the distribution of specific assets (and in particular of paid up shares or debentures of any other company) and the directors shall give effect to such resolution.
There are no dividend restrictions or procedures for non-resident holders.
Uncertificated Shares
Subject to the Companies Act, the directors may permit title to shares of any class to be issued or held otherwise than by a certificate and to be transferred by means of a “relevant system” (i.e., the CREST System) without a certificate. The directors have power to implement such arrangements as they think fit in order for any class of shares to be a participating security (subject always to the Uncertificated Securities Regulations 2001 (SI 2001 No. 01/378), as amended (“CREST Regulations”)).
Change of Control
There are no provisions in the Articles which set out any ownership threshold above which share ownership must be disclosed. See, however, “—Other English Law Considerations” below.

Forfeiture or Lien
Notice on Failure to Pay a Call
If a holder fails to pay any call or “installment” of a call on the due date of payment, the directors may, at any time after the failure, serve a notice on him or her requiring payment and shall state that in the event of non-payment in accordance with such notice the shares on which the call was made will be liable to be forfeited.
Lien on Partly-Paid Shares
We shall have a first and paramount lien on every share (not being a fully paid share) for all monies (whether presently payable or not) called or payable at a fixed time in respect of such share.
Sale of Shares Subject to Lien
We may sell in such manner as the directors think fit any share on which we have a lien 14 days after a notice in writing stating and demanding payment of the sum presently payable and giving notice of intention to sell in default.
Distributions on Winding Up
If we shall be wound up, the liquidator may, with the authority of a special resolution and subject to any sanction required by the Companies Act, divide among the holders in specie the whole or any part of our assets and whether or not the assets shall consist of property of one kind or shall consist of property of different kinds, and may for such purpose set such value as he or she deems fair upon any one or more class or classes or property and may determine how such divisions shall be carried out as between the holders or different classes of holders. The liquidator may, with the like authority, vest any part of the assets in trustees upon such trusts for the benefit of holders as the liquidator shall think fit but so that no holder shall be compelled to accept any shares in respect of which there is a liability.
Capitalization of Profits and Reserves
The directors may, with the authority of an ordinary resolution at a general meeting, capitalize any sum standing to the credit of any of our reserve accounts (including our share premium account and capital redemption reserve) or any sum standing to the credit of our profit and loss account.
Such capitalization shall be effected by appropriating such sum to the holders of ordinary shares in proportion to their holdings of ordinary shares and applying such sum on their behalf in paying up in full unissued shares to be allotted as fully paid to those holders who would have been entitled to that sum if it were distributed by way of dividend.
Transfer of Shares
Transfers of shares may be effected by transfer in writing in any usual or common form or in any other form acceptable by the directors or as required by any rules from time to time made by any operator of a relevant system as defined by the CREST Regulations. The instrument of transfer shall be signed by or on behalf of the transferor and (except in the case of fully paid shares) by or on behalf of the transferee. The transferor shall be deemed to remain the holder of the shares until the name of the transferee is entered in the register in respect of such shares. All instruments of transfer which are registered may be retained by us.
The directors may refuse to register any transfer of any shares which are not fully paid shares, or in respect of which stamp duty has not been paid or it has not been certificated or otherwise shown to the satisfaction of the directors that the relevant transfer is exempt from stamp duty. If a holder has a holding of at least 0.25% of any class of shares, the directors may also decline to register a transfer of shares (except for certain types of transfer) after there has been a failure to provide us with information concerning interests in those shares required to be provided under the Articles or the Companies Act until such failure has been remedied.
Conversion
There are no provisions in the Articles which prescribe any rights of conversion in relation to any class of shares.

Holder Meetings
In accordance with the Companies Act, we are required in each year to hold an annual general meeting in addition to any other meeting held in that year and within six months of the end of any financial period provided that not more than 15 months has elapsed between the date of one annual general meeting and the next. The annual general meeting shall be convened whenever and wherever the Board sees fit, subject to the requirements of the Companies Act, as described in “—Differences in Corporate Law—Annual General Meeting” and “—Differences in Corporate Law-Notice of General Meetings” in this prospectus.
The directors may, whenever they think fit, and shall on requisition in accordance with the Companies Act, proceed to convene a general meeting.
Notices
An annual general meeting shall be called by at least 21 days’ notice and all other general meetings shall be called by at least 14 days’ notice in each case (exclusive of the day on which the notice is served (or deemed served) and the day for which the notice is given).
The notice must be in writing and must specify the place, day and time of the meeting; the general nature of the business; in the case of an annual general meeting that the meeting is an annual general meeting; if the meeting is convened to consider a special resolution, the intention to propose the resolution as such; and in the case of a combined physical and electronic meeting, details of the means for members to attend and participate in the meeting and any applicable access, identification or security arrangements. We may give notice by electronic communication and/or by making it available on our website.
Directors
Number of Directors
Unless otherwise determined by special resolution of the shareholders, the directors shall not be fewer than two or more than nine in number.
Directors’ Remuneration
The ordinary remuneration of the executive directors shall from time to time be determined by the directors who may delegate their authority.
Directors’ Expenses
The directors are entitled to be paid all expenses properly incurred in attending meetings of the Board or of any committee of the Board or holders’ meetings or otherwise in connection with our business.
Retirement by Rotation
At each of our annual general meetings that occurs after September 25, 2021, one-third of the directors for the time being (or, if their number is not a multiple of three, the number nearest to but not greater than one-third, subject to a minimum of one) shall retire from office by rotation. A director retiring by rotation shall be eligible for re-election.
Restrictions on Voting
A director shall not vote (save as provided in the Articles) in respect of any contract or arrangement or any other proposal in which he or she has a material interest. A director shall not be counted in the quorum at a meeting in relation to any resolution on which he or she is not entitled to vote. A director shall (in the absence of some other material interest than is indicated below) be entitled to vote (and be counted in the quorum) in respect of any resolution:
•	relating to the giving of any security, guarantee or indemnity:
•	to him or her in relation to money lent or obligations incurred by him or her at the request of or for the benefit of us or any of our subsidiaries; or

•
to a third party in relation to our or any of our subsidiaries’ debt or obligation for which he himself or she herself has assumed responsibility in whole or part by the giving of security under a guarantee or indemnity;

•	where we or any of our subsidiaries is offering securities in which offer the director is or is to be interested directly or as a participant in the underwriting or sub-underwriting;
•	relating to another company in which he or she does not hold an interest in shares representing 1% or more of either any class of the equity share capital or the voting rights in such company;
•	relating to a superannuation fund, retirement benefits scheme, share option scheme or share incentive scheme under which he or she may benefit; or
•	concerning the purchase and/or maintenance of any insurance policy under which he or she may benefit.
Indemnities
To the extent permitted by law, each of our directors, alternate directors, officers or employees is entitled to be indemnified out of our assets against all losses or liabilities which he or she may sustain or incur in or about the execution of the duties of his or her office or otherwise in relation thereto. To the extent permitted by law, the directors have the power to purchase and maintain insurance for or for the benefit of any persons who are or were at any time:
•	directors, alternate directors, officers or employees of a group company; or
•	trustees of any pension fund in which our employees or employees of any other group company are interested, including in each case insurance against any liability incurred by such persons in respect of any act or omission in the actual or purported execution and/or discharge of their duties and/or in the exercise or purported exercise of their powers and/or otherwise in relation to their duties, powers or offices in relation to us or any other group company or pension fund.
Borrowing Powers
The directors may exercise all of our powers to borrow money, to guarantee and to mortgage or charge our undertaking, property, assets and uncalled capital and, subject to the Companies Act, to issue debentures and other securities, whether outright or as collateral security, for any of our or any third party’s debt, liability or obligation.
Disclosure of Interest in Shares
We may give notice pursuant to article 82 of the Articles and section 793 of the Companies Act to any person whom we know or have reasonable cause to believe:
•	to be interested in our shares; or
•	to have been so interested at any time in the three years immediately preceding the date on which the notice is to be issued.
The notice may require the person to:
•	confirm that fact or (as the case may be) to state whether or not it is the case; and
•
if he or she holds, or has during that time held, any such interest, to give such further information as may be required in accordance with section 793 of the Companies Act (including particulars of the interest (past or present) and the identity of the persons interested in the shares in question).

If we have served a disclosure notice on a person appearing to be interested in specified shares and we have not received the information required in the disclosure notice within the relevant period (as defined below) after service of the disclosure notice, subject to the other provisions of the Articles, the holder holding the specified shares shall not be entitled to vote at general meetings and, in addition, if the holder holds 0.25% or more of any class of shares, such holder shall not be entitled to receive any dividend in respect of such shares or to transfer or agree to transfer such shares or rights therein. For the purposes of this paragraph, “relevant period” shall be: (i) 28 days, if a holder holds less than 0.25% of any class of shares; or (ii) 14 days, if a holder holds 0.25% or more of any class of shares.
Other English Law Considerations
Mandatory Purchases and Acquisitions
Pursuant to Sections 979 to 991 of the Companies Act, where a takeover offer has been made for us and the offeror has acquired or unconditionally contracted to acquire not less than 90% in value of the shares to which the offer relates and, where the shares to which the offer relates are voting shares, not less than 90% of the voting rights carried by those shares, the offeror may give notice to the holder of any shares to which the offer relates which the offeror has not acquired or unconditionally contracted to acquire that he or she wishes to acquire, and is entitled to so acquire, those shares on the same terms as the general offer. Such notice must be sent within three months of the last day on which the offer can be accepted in the prescribed manner. The squeeze-out of the minority holders can be completed at the end of six weeks from the date the notice has been given, subject to the minority holders failing to successfully lodge an application to the court to prevent such squeeze-out any time prior to the end of those six weeks, following which the offeror can execute a transfer of the outstanding shares in its favor and pay the consideration to us, which we would then hold on trust for the outstanding minority holders. The consideration offered to the outstanding minority holders whose shares are compulsorily acquired under the Companies Act must, in general, be the same as the consideration that was available under the takeover offer.
Sell Out
The Companies Act also gives our minority holders a right to be bought out in certain circumstances by an offeror who has made a takeover offer for all of our shares. The holder of shares to which the offer relates, and who has not otherwise accepted the offer, may require the offeror to acquire his or her shares if, prior to the expiration of the acceptance period for such offer, the offeror has acquired or unconditionally agreed to acquire (i) not less than 90% in value of the voting shares, and (ii) not less than 90% of the voting rights carried by those shares. The offeror may impose a time limit on the rights of minority holders to be bought out that is not less than three months after the end of the acceptance period. If a holder exercises his or her rights to be bought out, the offeror is required to acquire those shares on the terms of the offer or on such other terms as may be agreed.
Purchase of Own Shares
Under English law, a limited company may only purchase its own shares out of the distributable profits of the company or the proceeds of a fresh issue of shares made for the purpose of financing the purchase, provided that they are not restricted from doing so by their articles. A limited company may not purchase its own shares if, as a result of the purchase, there would no longer be any issued shares of the company other than redeemable shares or shares held as treasury shares. Shares must be fully paid in order to be repurchased. Subject to the foregoing, we may purchase or may enter into any contract under which we will or may purchase, any of our own shares, including any redeemable shares. We completed a capital reduction of our share premium account which was formally approved at the UK High Court of Justice on November 5, 2019 following which we now have positive distributable reserves. Further, pursuant to an authority conferred by our shareholders at a general meeting on September 23, 2019, we agreed to repurchase 4,864,656 ordinary shares from Highbridge Tactical Credit Master Fund L.P., Highbridge SCF Special Situations SPV, L.P. and Nineteen77 Global Multi Strategy Alpha Master Limited. In exchange for the ordinary shares, these institutions were issued an equivalent number of zero cost warrants. Each warrant entitles the holder to subscribe for one ordinary share at zero cost. As of August 5, 2021, these zero cost warrants have all been exercised in exchange for ordinary shares.
At the general meeting of the Company held on March 2, 2022, the Company’s shareholders approved the form of share repurchase contracts and counterparties for the Company to purchase its own shares. Following such approval, our board of directors may approve the repurchase of ordinary shares (including ordinary shares represented by ADSs) as they may determine from time to time. This approval is valid for five years from the date of the general meeting.

A share buy-back by a company of its shares will give rise to UK stamp duty reserve tax and stamp duty at the rate of 0.5% of the amount or value of the consideration payable by the company (rounded up to the next £5.00), and such stamp duty reserve tax or stamp duty will be paid by the company. The charge to stamp duty reserve tax will be cancelled or, if already paid, repaid (generally with interest), where a transfer instrument for stamp duty purposes has been duly stamped within six years of the charge arising (either by paying the stamp duty or by claiming an appropriate relief) or if the instrument is otherwise exempt from stamp duty.
Distributions and Dividends
Under the Companies Act, before a company can lawfully make a distribution or dividend, it must ensure that it has sufficient distributable reserves (on a non-consolidated basis). A company’s profits available for the purpose of making a distribution are its accumulated, realized profits, so far as not previously utilized by distribution or capitalization, less its accumulated, realized losses, so far as not previously written off in a reduction or reorganization of capital. The requirement to have sufficient distributable reserves before a distribution or dividend can be paid applies to us and to each of our subsidiaries that has been incorporated under English law.
It is not sufficient that we have distributable profits available for the purpose of making a distribution. As a public company, an additional capital maintenance requirement is imposed on us to ensure that the net worth of the company is at least equal to the amount of its capital. A public company can only make a distribution:
•
if, at the time that the distribution is made, the amount of its net assets (that is, the aggregate of the company’s assets less the aggregate of its liabilities) is no less than the aggregate of its called up share capital and undistributable reserves; and

•	if, and to the extent that, the distribution itself, at the time that it is made, does not reduce the amount of the net assets to less than that total.
City Code on Takeovers and Mergers
Following the delisting of our ordinary shares from admission to trading on the AIM market operated by the London Stock Exchange which became effective on January 11, 2022 (the “AIM Delisting”), as the Company remains a public limited company incorporated in England and Wales but its securities are no longer admitted to trading on a regulated market or multilateral trading facility in the United Kingdom (or a stock exchange in the Channel Islands or the Isle of Man), the City Code on Takeovers and Mergers (the “City Code”) will only apply to the Company if it is considered by the UK Panel on Takeovers and Mergers (the “Panel”) to have its place of central management and control in the United Kingdom (or the Channel Islands or the Isle of Man). The way in which the test for central management and control is applied for the purposes of the City Code may be different from the way in which it is applied by the United Kingdom tax authorities, HMRC. Under the City Code, the Panel looks to where the majority of the directors of the Company are resident, amongst other factors, for the purposes of determining where the Company has its place of central management and control.
None of the Directors is resident in the United Kingdom. Accordingly, the Panel has confirmed to the Company that, following the AIM Delisting, the City Code does not apply to the Company, and the Company and its shareholders therefore do not have the benefit of the protections the City Code affords, including, but not limited to, the requirement that a person (together with persons acting in concert with that person) who acquires an interest in ordinary shares carrying 30% or more of the voting rights in the Company or who increases an existing interest of not less than 30% but not more than 50% of the voting rights, must make a cash offer to all other shareholders at the highest price paid by such person (or person acting in concert with such person) in the 12 months before the offer was announced.
Notwithstanding the above, the Company may become subject to the City Code in the future if any changes to the Board composition result in the majority of the Directors being resident in the United Kingdom, Channel Islands or the Isle of Man.
Exchange Controls
There are no governmental laws, decrees, regulations or other legislation in the United Kingdom that may affect the import or export of capital, including the availability of cash and cash equivalents for use by us, or that may affect the remittance of dividends, interest, or other payments by us to non-resident holders of our ordinary shares or ADSs, other than applicable withholding tax requirements. There is no limitation imposed by English law or in the Articles on the right of non-residents to hold or vote shares. However, where a holder has a registered address within the United Kingdom and has not notified us of an address within the United Kingdom at which notices may be given to him or her, such holder shall not be entitled to receive any notice.
Differences in Corporate Law
The applicable provisions of the Companies Act and other laws applicable to English public limited companies and their shareholders differ from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain differences between the provisions of the Companies Act applicable to us and the General Corporation Law of the State of Delaware relating to shareholders’ rights and protections. This summary is not intended to be a complete discussion of the respective rights and it is qualified in its entirety by reference to Delaware law and English law.
	England and Wales	Delaware
Number of Directors
Under the Companies Act, a public limited company must have at least two directors and the number of directors may otherwise be fixed by or in the manner provided in the company’s articles of association.
Under Delaware law, a corporation must have at least one director and the number of directors shall otherwise be fixed by or in the manner provided in the bylaws.

Removal of Directors
Under the Companies Act, shareholders may remove a director without cause by an ordinary resolution (which is passed by a simple majority of those voting in person or by proxy at a general meeting) irrespective of any provisions of any service contract the director has with the company, provided 28 clear days’ notice of the resolution has been given to the company and the company must, where practicable, give its shareholders notice of such resolution in the same manner and at the same time as it gives notice of the meeting. Where that is not practicable, the company must give its shareholders notice at least 14 clear days before the meeting. On receipt of notice of an intended resolution to remove a director, the company must forthwith send a copy of the notice to the director concerned. Certain other procedural requirements under the Companies Act must also be followed such as allowing the director to make representations against his or her removal either at the meeting or in writing.

Under Delaware law, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except (a) unless the certificate of incorporation provides otherwise, in the case of a corporation whose board of directors is classified, shareholders may effect such removal only for cause, or (b) in the case of a corporation having cumulative voting, if less than the entire board of directors is to be removed, no director may be removed without cause if the votes cast against his or her removal would be sufficient to elect him or her if then cumulatively voted at an election of the entire board of directors, or, if there are classes of directors, at an election of the class of directors of which he or she is a part.

Vacancies on the Board of Directors
Under English law, the procedure by which directors, other than a company’s initial directors, are appointed is generally set out in the company’s articles of association, provided that where two or more persons are appointed as directors of a public limited company by resolution of the shareholders, resolutions appointing

Under Delaware law, vacancies and newly created directorships may be filled by a majority of the directors then in office (even though less than a quorum) or by a sole remaining director unless (a) otherwise provided in the certificate of incorporation or by-laws of the corporation or (b) the certificate of

	England and Wales	Delaware
each director must be voted on individually unless a resolution has first been unanimously passed confirming that a single resolution appointing two or more directors may be tabled at that meeting.
incorporation directs that a particular class of stock is to elect such director, in which case a majority of the other directors elected by such class, or a sole remaining director elected by such class, will fill such vacancy.

Annual General Meeting	Under the Companies Act, a public limited company must hold an annual general meeting in each six-month period beginning with the day following the company’s annual accounting reference date.
Under Delaware law, the annual meeting of stockholders shall be held at such place, on such date and at such time as may be designated from time to time by the board of directors or as provided in the certificate of incorporation or by the bylaws.

General Meeting	Under the Companies Act, a general meeting of the shareholders of a public limited company may be called by the directors.	Under Delaware law, special meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws.

In addition, shareholders holding at least 5% of the paid-up capital of the company carrying voting rights at general meetings (excluding any paid-up capital held as treasury shares) can require the directors to call a general meeting and, if the directors fail to do so within a certain period, the requisitionists (or any of them representing more than one-half of the total voting rights of all of them) may convene a general meeting.

Notice of General Meetings
Under the Companies Act, at least 21 clear days’ notice must be given for an annual general meeting and any resolutions to be proposed at the meeting, subject to a company’s articles of association providing for a longer period. Subject to a company’s articles of association providing for a longer period, at least 14 clear days’ notice is required for any other general meeting. In addition, certain matters, such as the removal of directors or auditors, require special notice, which is 28 clear days’ notice. The shareholders of a company may in all cases consent to a shorter notice period, the proportion of shareholders’ consent required being 100% of those entitled to attend and vote in the case of an annual general meeting and, in the case of any other general meeting, a majority in number of the

Under Delaware law, unless otherwise provided in the certificate of incorporation or bylaws, written notice of any meeting of the stockholders must be given to each stockholder entitled to vote at the meeting not less than ten nor more than 60 days before the date of the meeting and shall specify the place, date, hour and purpose or purposes of the meeting.

	England and Wales	Delaware

members having a right to attend and vote at the meeting, being a majority who together hold not less than 95% in nominal value of the shares giving a right to attend and vote at the meeting (excluding any shares held in the company as treasury shares).

Quorum
Subject to the provisions of a company’s articles of association, the Companies Act provides that two “qualifying persons” present at a meeting (in person, by proxy or authorized representative under the Companies Act (provided that the proxies and/or authorized representatives, represent different shareholders) shall constitute a quorum for companies with more than one shareholder.

The certificate of incorporation or bylaws may specify the number of shares, the holders of which shall be present or represented by proxy at any meeting in order to constitute a quorum, but in no event shall a quorum consist of less than one-third of the shares entitled to vote at the meeting. In the absence of such specification in the certificate of incorporation or bylaws, a majority of the shares entitled to vote, present in person or represented by proxy, shall constitute a quorum at a meeting of stockholders.

Proxy	Under the Companies Act, a shareholder may appoint another person to attend, speak and vote at any general meeting on their behalf by proxy.
Under Delaware law, at any meeting of stockholders, a stockholder may designate another person to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A director of a Delaware corporation may not issue a proxy representing the director’s voting rights as a director.

Preemptive Rights
Under the Companies Act, “equity securities,” being (i) shares in the company other than shares that, with respect to dividends and capital, carry a right to participate only up to a specified amount in a distribution, referred to as ordinary shares, or (ii) rights to subscribe for, or to convert securities into, ordinary shares, proposed to be allotted for cash must be offered first to the existing holders of ordinary shares in the company in proportion to the respective nominal value of their holdings, unless an exception applies or a special resolution disapplying such preemptive rights has been passed by shareholders in a general meeting or the articles of association provide for the disapplication of such preemptive rights in each case in accordance with the provisions of the Companies Act.

Under Delaware law, shareholders have no preemptive rights to subscribe to additional issues of stock or to any security convertible into such stock unless, and except to the extent that, such rights are expressly provided for in the certificate of incorporation.

	England and Wales	Delaware

Authority to Allot
Under the Companies Act, the directors of a public limited company must not allot shares or grant rights to subscribe for or to convert any security into shares unless an exception applies or an ordinary resolution has been passed by shareholders in a general meeting authorizing such allotment or the articles of association provide for such authorization, in each case subject to a specified maximum nominal value and in accordance with the provisions of the Companies Act.

Under Delaware law, if the corporation’s charter or certificate of incorporation so provides, the board of directors has the power to authorize the issuance of stock. The board of directors may authorize capital stock to be issued for consideration consisting of cash, any tangible or intangible property or any benefit to the corporation or any combination thereof. It may determine the amount of such consideration by approving a formula. In the absence of actual fraud in the transaction, the judgment of the directors as to the value of such consideration is conclusive.

Liability of Directors and Officers
Under the Companies Act, any provision, whether contained in a company’s articles of association or any contract or otherwise, that purports to exempt a director of a company, to any extent, from any liability that would otherwise attach to him or her in connection with any negligence, default, breach of duty or breach of trust in relation to the company is void.

Under Delaware law, a corporation’s certificate of incorporation may include a provision eliminating or limiting the personal liability of a director to the corporation and its stockholders for damages arising from a breach of fiduciary duty as a director. However, no provision can limit the liability of a director for:

• any breach of the director’s duty of loyalty to the corporation or its stockholders;

• acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

• intentional or negligent payment of unlawful dividends or stock purchases or redemptions; or

• any transaction from which the director derives an improper personal benefit.

In addition, any provision by which a company directly or indirectly provides an indemnity, to any extent, for a director of the company or of an associated company against any liability attaching to him or her in connection with any negligence, default, breach of duty or breach of trust in relation to the company of which he or she is a director is also void except as permitted by the Companies Act, which provides exceptions for the company to (a) purchase and maintain insurance against such liability; (b) provide a “qualifying third party indemnity” (being an indemnity against liability incurred by the director to a person other than the company or an associated company or criminal proceedings in which he or she is convicted); and (c) provide a “qualifying pension scheme indemnity” (being an indemnity against liability incurred in connection with the company’s activities as trustee of an occupational pension plan).

	England and Wales	Delaware
Voting Rights
For an English company it is usual for the articles of association to provide that, unless a poll is demanded by the shareholders of a company or is required by the chairman of the meeting or the company’s articles of association, shareholders shall vote on all resolutions on a show of hands. On a show of hands every shareholder has one vote (regardless of the number of ordinary shares held) and, subject to the company’s articles of association, every proxy appointed by more than one shareholder has one vote unless they have been instructed by different shareholders to vote in different ways (in which case they will have one vote for and one vote against a resolution). Under the Companies Act, a provision of a company’s articles is void if it has the effect of making ineffective a demand for a poll by (a) not fewer than five shareholders having the right to vote on the resolution; (b) any shareholder(s) representing not less than 10% of the total voting rights of all the shareholders having the right to vote on the resolution (excluding any voting rights attaching to treasury shares); or (c) any shareholder(s) holding shares in the company conferring a right to vote on the resolution (excluding any voting rights attaching to treasury shares) being shares on which an aggregate sum has been paid up equal to not less than 10% of the total sum paid up on all the shares conferring that right. A company’s articles of association may provide more extensive rights for shareholders to call a poll.
Delaware law provides that, unless otherwise provided in the certificate of incorporation, each stockholder is entitled to one vote for each share of capital stock held by such stockholder.

Under English law, ordinary resolutions require the affirmative vote of a simple majority (more than 50%) of the votes cast by shareholders present, in person or by proxy, at the meeting. Special resolutions require the affirmative vote of not less than 75% of the votes cast by shareholders present, in person or by proxy, at the meeting.

Shareholder Vote on Certain Transactions	The Companies Act provides for schemes of arrangement, which are arrangements or compromises between a company and any class of shareholders or creditors and	Generally, under Delaware law, unless the certificate of incorporation provides for the vote of a larger portion of the stock, completion of a merger, consolidation,

	England and Wales	Delaware
	used in certain types of reconstructions, amalgamations, capital reorganizations or takeovers. These arrangements require:	sale, lease or exchange of all or substantially all of a corporation’s assets or dissolution requires:

• the approval at a shareholders’ or creditors’ meeting convened by order of the court, of a majority in number of shareholders or creditors or a class thereof representing 75% in value of the capital held by, or debt owed to, the class of shareholders or creditors, or class thereof present and voting, either in person or by proxy; and

• the approval of the court.

• the approval of the board of directors; and

• approval by the vote of the holders of a majority of the outstanding stock or, if the certificate of incorporation provides for more or less than one vote per share, a majority of the votes of the outstanding stock of the corporation entitled to vote on the matter.

Standard of Conduct for Directors
Under English law, a director owes various statutory and fiduciary duties to the company, including:

• to act in the way he or she considers, in good faith, would be most likely to promote the success of the company for the benefit of its members as a whole (and in doing so have regard (amongst other matters) to: (i) the likely consequences of any decision in the long-term, (ii) the interests of the company’s employees, (iii) the need to foster the company’s business relationships with suppliers, customers and others, (iv) the impact of the company’s operations on the community and the environment, (v) the desirability to maintain a reputation for high standards of business conduct and (vi) the need to act fairly as between members of the company);

• to avoid a situation in which he or she has, or can have, a direct or indirect interest that conflicts, or possibly conflicts, with the interests of the company;

• to act in accordance with the company’s constitution and only exercise his or her powers for the purposes for which they are conferred;

• to exercise independent judgment;

• to exercise reasonable care, skill and
diligence;

Delaware law does not contain specific provisions setting forth the standard of conduct of a director. The scope of the fiduciary duties of directors is generally determined by the courts of the State of Delaware. In general, directors have a duty to act without self-interest, on a well-informed basis and in a manner they reasonably believe to be in the best interest of the stockholders.

Directors of a Delaware corporation owe fiduciary duties of care and loyalty to the corporation and to its shareholders. The duty of care generally requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself or herself of all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his corporate position for personal gain or advantage. In general, but subject to certain exceptions, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Delaware courts have also imposed a heightened standard of conduct upon directors of a Delaware corporation who take any action designed to defeat a

	England and Wales	Delaware

• not to accept benefits from a third party conferred by reason of his or her being a director or doing, or not doing, anything as a director; and

• a duty to declare any interest that he or she has, whether directly or indirectly, in a proposed or existing transaction or arrangement with the company.

threatened change in control of the corporation.

In addition, under Delaware law, when the board of directors of a Delaware corporation approves the sale or break-up of a corporation, the board of directors may, in certain circumstances, have a duty to obtain the highest value reasonably available to the shareholders.

Stockholder Suits
Under English law, generally, the company, rather than its shareholders, is the proper claimant in an action in respect of a wrong done to the company or where there is an irregularity in the company’s internal management. Notwithstanding this general position, the Companies Act provides that (i) a court may allow a shareholder to bring a derivative claim (that is, an action in respect of and on behalf of the company) in respect of a cause of action arising from a director’s negligence, default, breach of duty or breach of trust and (ii) a shareholder may bring a claim for a court order where the company’s affairs have been or are being conducted in a manner that is unfairly prejudicial to some of its shareholders.

Under Delaware law, a stockholder may initiate a derivative action to enforce a right of a corporation if the corporation fails to enforce the right itself. The complaint must:

• state that the plaintiff was a stockholder at the time of the transaction of which the plaintiff complains or that the plaintiffs shares thereafter devolved on the plaintiff by operation of law; and

• allege with particularity the efforts made by the plaintiff to obtain the action the plaintiff desires from the directors and the reasons for the plaintiff’s failure to obtain the action; or

• state the reasons for not making the effort.

Additionally, the plaintiff must remain a stockholder through the duration of the derivative suit. The action will not be dismissed or compromised without the approval of the Delaware Court of Chancery.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES
American Depositary Shares
Citibank, N.A. (“Citibank”) has agreed to act as the depositary for the ADSs. Citibank’s depositary offices are located at 388 Greenwich Street, New York, New York 10013. The ADSs represent ownership interests in securities that are on deposit with the depositary. The ADSs may be represented by certificates that are commonly known as American Depositary Receipts (“ADRs”). The depositary typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is Citibank, N.A. (London), located at Citigroup Centre, Canary Wharf, London E14 5LB, United Kingdom.
Citibank has been appointed as depositary bank pursuant to a deposit agreement. A copy of the deposit agreement is on file with the SEC under cover of a registration statement on Form F-6. You may obtain a copy of the deposit agreement from the SEC’s website (www.sec.gov). Please refer to registration number 333-233844 when retrieving such copy.
This section contains a summary description of the material terms of the ADSs and of your material rights as an owner of ADSs. Please remember that summaries by their nature lack the precision of the information summarized and that the rights and obligations of an owner of ADSs will be determined by reference to the terms of the deposit agreement and not by this summary. We urge you to review the deposit agreement in its entirety.
Each ADS represents the right to receive, and to exercise the beneficial ownership interests in, five ordinary shares that is on deposit with the depositary and/or custodian. An ADS also represents the right to receive, and to exercise the beneficial interests in, any other property received by the depositary or the custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations. We and the depositary may agree to change the ADS-to-ordinary share ratio by amending the deposit agreement. This amendment may give rise to, or change, the depositary fees payable by ADS owners. The custodian, the depositary and their respective nominees will hold all deposited property for the benefit of the holders and beneficial owners of ADSs. The deposited property does not constitute the proprietary assets of the depositary, the custodian or their nominees. Beneficial ownership in the deposited property will under the terms of the deposit agreement be vested in the beneficial owners of the ADSs. The depositary, the custodian and their respective nominees will be the record holders of the deposited property represented by the ADSs for the benefit of the holders and beneficial owners of the corresponding ADSs. A beneficial owner of ADSs may or may not be the holder of ADSs. Beneficial owners of ADSs will be able to receive, and to exercise beneficial ownership interests in, the deposited property only through the registered holders of the ADSs, the registered holders of the ADSs (on behalf of the applicable ADS owners) only through the depositary, and the depositary (on behalf of the owners of the corresponding ADSs) directly, or indirectly, through the custodian or their respective nominees, in each case upon the terms of the deposit agreement.
If you become an owner of ADSs, you will become a party to the deposit agreement and therefore will be bound to its terms and to the terms of any ADR that represents your ADSs. The deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as owner of ADSs and those of the depositary. As an ADS holder you appoint the depositary to act on your behalf in certain circumstances. The deposit agreement and the ADRs are governed by New York law. However, our obligations to the holders of ordinary shares will continue to be governed by the laws of England and Wales, which may be different from the laws in the United States.
In addition, applicable laws and regulations may require you to satisfy reporting requirements and obtain regulatory approvals in certain circumstances. You are solely responsible for complying with such reporting requirements and obtaining such approvals. Neither the depositary, the custodian, we or any of their or our respective agents or affiliates shall be required to take any actions whatsoever on your behalf to satisfy such reporting requirements or obtain such regulatory approvals under applicable laws and regulations.
As an owner of ADSs, you will not be treated as a shareholder and you will not have direct shareholder rights. The depositary will hold on your behalf the shareholder rights attached to the ordinary shares underlying your ADSs. As an owner of ADSs, you will be able to exercise the shareholders rights for the ordinary shares represented by your ADSs through the depositary only to the extent contemplated in the deposit agreement. To exercise any shareholder rights not contemplated in the deposit agreement you will, as an ADS owner, need to arrange for the cancellation of your ADSs and become a direct shareholder.

The manner in which you own the ADSs (e.g., in a brokerage account vs. as registered holder, or as holder of certificated vs. uncertificated ADSs) may affect your rights and obligations, and the manner in which, and extent to which, the depositary’s services are made available to you. As an owner of ADSs, you may hold your ADSs either by means of an ADR registered in your name, through a brokerage or safekeeping account, or through an account established by the depositary in your name reflecting the registration of uncertificated ADSs directly on the books of the depositary (commonly referred to as the “direct registration system” or “DRS”). The direct registration system reflects the uncertificated (book-entry) registration of ownership of ADSs by the depositary. Under the direct registration system, ownership of ADSs is evidenced by periodic statements issued by the depositary to the holders of the ADSs. The direct registration system includes automated transfers between the depositary and The Depositary Trust Company (“DTC”), the central book-entry clearing and settlement system for equity securities in the United States. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as ADS owner. Banks and brokers typically hold securities such as the ADSs through clearing and settlement systems such as DTC. The procedures of such clearing and settlement systems may limit your ability to exercise your rights as an owner of ADSs. Please consult with your broker or bank if you have any questions concerning these limitations and procedures. All ADSs held through DTC will be registered in the name of a nominee of DTC. This summary description assumes you have opted to own the ADSs directly by means of an ADS registered in your name and, as such, refers to you as the “holder.” When “you” is used, it is assumed that the reader owns ADSs and will own ADSs at the relevant time.
The registration of the ordinary shares in the name of the depositary or the custodian shall, to the maximum extent permitted by applicable law, vest in the depositary or the custodian the record ownership in the applicable ordinary shares with the beneficial ownership rights and interests in such ordinary shares being at all times vested with the beneficial owners of the ADSs representing the ordinary shares. The depositary or the custodian shall at all times be entitled to exercise the beneficial ownership rights in all deposited property, in each case only on behalf of the holders and beneficial owners of the ADSs representing the deposited property.
Dividends and Distributions
As a holder of ADSs, you generally have the right to receive the distributions made on the securities deposited with the custodian. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. Holders of ADSs will receive such distributions under the terms of the deposit agreement in proportion to the number of ADSs held as of the specified record date, after deduction the applicable fees, taxes and expenses.
Distributions of Cash
If any cash distributions for the securities on deposit with the custodian are made, the funds will be deposited with the custodian. Upon receipt of confirmation of the deposit of the requisite funds, the depositary will arrange for the funds received in a currency other than U.S. dollars to be converted into U.S. dollars and for the distribution of the U.S. dollars to the holders, subject to the laws and regulations of England and Wales. The conversion into U.S. dollars will take place only if practicable and if the U.S. dollars are transferable to the United States. The depositary will apply the same method for distributing the proceeds of the sale of any property (such as undistributed rights) held by the custodian in respect of securities on deposit.
The distribution of cash will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. The depositary will hold any cash amounts it is unable to distribute in a non-interest bearing account for the benefit of the applicable holders and beneficial owners of ADSs until the distribution can be effected or the funds that the depositary holds must be escheated as unclaimed property in accordance with the laws of the relevant states of the United States.
Distributions of Shares
Whenever a free distribution of ordinary shares for the securities on deposit with the custodian is made, the applicable number of ordinary shares will be deposited with the custodian. Upon receipt of confirmation of such deposit, the depositary will either distribute to holders new ADSs representing the ordinary shares deposited or modify the ADS-to-ordinary shares ratio, in which case each ADS you hold will represent rights and interests in the additional ordinary shares so deposited. Only whole new ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.

The distribution of new ADSs or the modification of the ADS-to-ordinary share ratio upon a distribution of ordinary shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes or governmental charges, the depositary may sell all or a portion of the new ordinary shares so distributed.
No such distribution of new ADSs will be made if it would violate a law (e.g., the U.S. securities laws) or if it is not operationally practicable. If the depositary does not distribute new ADSs as described above, it may sell the ordinary shares received upon the terms described in the deposit agreement and will distribute the proceeds of the sale as in the case of a distribution of cash.
Distributions of Rights
Whenever we intend to distribute rights to subscribe for additional ordinary shares, we will give notice to the depositary and will assist the depositary in determining whether it is lawful and reasonably practicable to distribute rights to subscribe for additional ADSs to holders.
The depositary will establish procedures to distribute rights to subscribe for additional ADSs to holders and to enable such holders to exercise such rights if it is lawful and reasonably practicable to make the rights available to holders of ADSs, and if we provide all of the documentation contemplated in the deposit agreement (such as opinions to address the lawfulness of the transaction). You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights. The depositary is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to purchase new ordinary shares other than represented by ADSs. The depositary will not distribute the rights to you if:
•	no timely request that the rights be distributed to you is received or if we request that the rights not be distributed to you;
•	we fail to deliver satisfactory documents to the depositary; or
•	it is not reasonably practicable to distribute the rights.
The depositary will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of such sale will be distributed to holders as in the case of a cash distribution. If the depositary is unable to sell the rights, it will allow the rights to lapse.
Elective Distributions
Whenever we intend to distribute a dividend payable at the election of shareholders either in cash or in additional shares, we will give prior notice thereof to the depositary and will indicate whether it wishes the elective distribution to be made available to you. In such case, we will assist the depositary in determining whether such distribution is lawful and reasonably practicable.
The depositary will make the election available to you only if it is reasonably practicable and if it has received all of the documentation contemplated in the deposit agreement. In such case, the depositary will establish procedures to enable you to elect to receive either cash or additional ADSs, in each case as described in the deposit agreement.
If the election is not made available to you, you will receive either cash or additional ADSs, depending on what a shareholder in England and Wales would receive upon failing to make an election, as more fully described in the deposit agreement.
Other Distributions
Whenever we intend to distribute property other than cash, ordinary shares or rights to purchase additional ordinary shares, we will notify the depositary in advance and will indicate whether we wish such distribution to be made to you. In such case, we will assist the depositary in determining whether such distribution is lawful and reasonably practicable.
If it is reasonably practicable to distribute such property to you and if we provide to the depositary all of the documentation contemplated in the deposit agreement, the depositary will distribute the property to the holders in a manner it deems practicable.

The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes and governmental charges, the depositary may sell all or a portion of the property received.
The depositary will not distribute the property to you and will sell the property if:
•	we do not timely request that the property be distributed to you or if we request that the property not be distributed to you;
•	we do not deliver satisfactory documents; or
•	the depositary determines that all or portion of the distribution to you is not reasonably practicable.
The proceeds of such a sale will be distributed to holders as in the case of a cash distribution.
Redemption
Whenever we decide to redeem any of the ordinary shares on deposit with the custodian, we will notify the depositary in advance. If it is practicable and if we provide all of the documentation contemplated in the deposit agreement, the depositary will provide notice of the redemption to the holders.
The custodian will be instructed to surrender the ordinary shares being redeemed against payment of the applicable redemption price. The depositary will convert the redemption funds received into U.S. dollars upon the terms of the deposit agreement and will establish procedures to enable holders to receive the net proceeds from the redemption upon surrender of their ADSs to the depositary. You may have to pay fees, expenses, taxes and other governmental charges upon the redemption of your ADSs. If less than all ADSs are being redeemed, the ADSs to be retired will be selected by lot or on a pro rata basis, as the depositary may determine.
Changes Affecting Ordinary Shares
The ordinary shares held on deposit for your ADSs may change from time to time. For example, there may be a change in nominal or par value, split-up, cancellation, consolidation or any other reclassification of such ordinary shares or a recapitalization, reorganization, merger, consolidation or sale of assets of our company.
If any such change were to occur, your ADSs would, to the extent permitted by law and the deposit agreement, represent the right to receive the property received or exchanged in respect of the ordinary shares held on deposit. The depositary may in such circumstances deliver new ADSs to you, amend the deposit agreement, the ADRs and the applicable Registration Statement(s) on Form F-6, call for the exchange of your existing ADSs for new ADSs and take any other actions that are appropriate to reflect as to the ADSs the change affecting the ordinary shares. If the depositary may not lawfully distribute such property to you, the depositary may sell such property and distribute the net proceeds to you as in the case of a cash distribution.
Issuance of ADSs Upon Deposit of Ordinary Shares
The depositary may create ADSs on your behalf if you or your broker deposit ordinary shares with the custodian. The depositary will deliver these ADSs to the person you indicate only after you pay any applicable issuance fees and any charges and taxes payable for the transfer of the ordinary shares to the custodian. Your ability to deposit ordinary shares and receive ADSs may be limited by the legal considerations in the United States and England and Wales applicable at the time of deposit.
The issuance of ADSs may be delayed until the depositary or the custodian receives confirmation that all required approvals have been given and that the ordinary shares have been duly transferred to the custodian. The depositary will only issue ADSs in whole numbers.
When you make a deposit of ordinary shares, you will be responsible for transferring good and valid title to the depositary. As such, you will be deemed to represent and warrant that:
•	the ordinary shares are duly authorized, validly issued, fully paid, non-assessable and legally obtained;
•	all preemptive (and similar) rights, if any, with respect to such ordinary shares have been validly waived or exercised;
•	you are duly authorized to deposit the ordinary shares;

•
the ordinary shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the ADSs issuable upon such deposit will not be, “restricted securities” (as defined in the deposit agreement);

•	the ordinary shares presented for deposit have not been stripped of any rights or entitlements; and
•	the deposit of shares does not violate any applicable provision of English law.
If any of the representations or warranties are incorrect in any way, we and the depositary may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.
Transfer, Combination and Split Up of ADRs
As an ADR holder, you will be entitled to transfer, combine or split up your ADRs and the ADSs evidenced thereby. For transfers of ADRs, you will have to surrender the ADRs to be transferred to the depositary and also must:
•	ensure that the surrendered ADR is properly endorsed or otherwise in proper form for transfer;
•	provide such proof of identity and genuineness of signatures as the depositary deems appropriate;
•	provide any transfer stamps required by the State of New York or the United States; and
•	pay all applicable fees, charges, expenses, taxes and other government charges payable by ADR holders pursuant to the terms of the deposit agreement, upon the transfer of ADRs.
To have your ADRs either combined or split up, you must surrender the ADRs in question to the depositary with your request to have them combined or split up, and you must pay all applicable fees, charges and expenses payable by ADR holders, pursuant to the terms of the deposit agreement, upon a combination or split up of ADRs.
Withdrawal of Ordinary Shares Upon Cancellation of ADSs
As a holder, you will be entitled to present your ADSs to the depositary for cancellation and then receive the corresponding number of underlying ordinary shares at the custodian’s offices. Your ability to withdraw the ordinary shares held in respect of the ADSs may be limited by the legal considerations in the United States and England and Wales applicable at the time of withdrawal. In order to withdraw the ordinary shares represented by your ADSs, you will be required to pay to the depositary the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the ordinary shares. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the deposit agreement.
If you hold ADSs registered in your name, the depositary may ask you to provide proof of identity and genuineness of any signature and such other documents as the depositary may deem appropriate before it will cancel your ADSs. The withdrawal of the ordinary shares represented by your ADSs may be delayed until the depositary receives satisfactory evidence of compliance with all applicable laws and regulations. Please keep in mind that the depositary will only accept ADSs for cancellation that represent a whole number of securities on deposit.
You will have the right to withdraw the securities represented by your ADSs at any time except as a result of:
•
temporary delays that may arise because (i) the transfer books for the ordinary shares or ADSs are closed, or (ii) ordinary shares are immobilized on account of a shareholders’ meeting or a payment of dividends;

•	obligations to pay fees, taxes and similar charges;
•	restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit; and
•	other circumstances specifically contemplated by Section I.A.(I) of the General Instructions to Form F-6 (as such General Instructions may be amended from time to time).
The deposit agreement may not be modified to impair your right to withdraw the ordinary shares represented by your ADSs except to comply with mandatory provisions of law.

Voting Rights
As a holder, you generally have the right under the deposit agreement to instruct the depositary to exercise the voting rights for the ordinary shares represented by your ADSs. The voting rights of holders of ordinary shares are described in “Description of Share Capital and Certain Corporate Matters” in this prospectus. At our request, the depositary will distribute to you any notice of shareholders’ meeting received from us together with information explaining how to instruct the depositary to exercise the voting rights of the ordinary shares represented by ADSs. In lieu of distributing such materials, the depositary bank may distribute to holders of ADSs instructions on how to retrieve such materials upon request.
If the depositary timely receives voting instructions from a holder of ADSs, it will endeavor to vote (or cause the custodian to vote) the securities (in person or by proxy) represented by the holder’s ADSs as follows:
•
If voting at the shareholders’ meeting by show of hands: The depositary will vote (or cause the custodian to vote) all the securities represented by ADSs in accordance with the voting instructions received from a majority of the ADS holders who provided voting instructions.

•
If voting at the shareholders’ meeting by poll: The depositary will vote (or cause the custodian to vote) the securities represented by ADSs in accordance with the voting instructions received from the holders of ADSs.

Securities for which no voting instructions have been received will not be voted (except as otherwise contemplated in the deposit agreement). Please note that the ability of the depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. It cannot be assured you that you will receive voting materials in time to enable you to return voting instructions to the depositary in a timely manner.
Fees and Charges
As an ADS holder, you will be required to pay the following fees under the terms of the deposit agreement:
Service	Fees
Issuance of ADSs (e.g., an issuance of ADS upon a deposit of ordinary shares, upon a change in the ADS(s)- to-ordinary shares ratio or for any other reason), excluding ADS issuances as a result of distributions of ordinary shares
Up to U.S. 5¢ per ADS issued

Cancellation of ADSs (e.g., a cancellation of ADSs for delivery of deposited property, upon a change in the ADS(s)-to-ordinary shares ratio or for any other reason)	Up to U.S. 5¢ per ADS cancelled

Distribution of cash dividends or other cash distributions (e.g., upon a sale of rights and other entitlements)	Up to U.S. 5¢ per ADS held

Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs	Up to U.S. 5¢ per ADS held

Distribution of securities other than ADSs or rights to purchase additional ADSs (e.g., upon a spin-off)	Up to U.S. 5¢ per ADS held

ADS services	Up to U.S. 5¢ per ADS held on the applicable record date(s) established by the depositary bank

Service	Fees
Registration of ADS transfers (e.g., upon a registration of the transfer of registered ownership of ADSs, upon a transfer of ADSs into DTC and vice versa, or for any other reason)	Up to U.S. 5¢ per ADS (or fraction thereof) transferred

Conversion of ADSs of one series for ADSs of another series (e.g., upon conversion of Partial Entitlement ADSs for Full Entitlement ADSs, or upon conversion of Restricted ADSs (each as defined in the deposit agreement) into freely transferable ADSs, and vice versa).
Up to U.S. 5¢ per ADS (or fraction thereof) converted
As an ADS holder you will also be responsible to pay certain charges such as:
•	taxes (including applicable interest and penalties) and other governmental charges;
•
the registration fees as may from time to time be in effect for the registration of ordinary shares on the share register and applicable to transfers of ordinary shares to or from the name of the custodian, the depositary bank or any nominees upon the making of deposits and withdrawals, respectively;

•	certain cable, telex and facsimile transmission and delivery expenses;
•
the fees, expenses, spreads, taxes and other charges of the depositary bank and/or service providers (which may be a division, branch or affiliate of the depositary bank) in the conversion of foreign currency;

•
the reasonable and customary out-of-pocket expenses incurred by the depositary bank in connection with compliance with exchange control regulations and other regulatory requirements applicable to ordinary shares, ADSs and ADRs; and

•	the fees, charges, costs and expenses incurred by the depositary bank, the custodian, or any nominee in connection with the ADR program.
ADS fees and charges for (i) the issuance of ADSs and (ii) the cancellation of ADSs are charged to the person for whom the ADSs are issued (in the case of ADS issuances) and to the person for whom ADSs are cancelled (in the case of ADS cancellations). In the case of ADSs issued by the depositary into DTC, the ADS issuance and cancellation fees and charges may be deducted from distributions made through DTC, and may be charged to the DTC participant(s) receiving the ADSs being issued or the DTC participant(s) holding the ADSs being cancelled, as the case may be, on behalf of the beneficial owner(s) and will be charged by the DTC participant(s) to the account of the applicable beneficial owner(s) in accordance with the procedures and practices of the DTC participants as in effect at the time. ADS fees and charges in respect of distributions and the ADS service fee are charged to the holders as of the applicable ADS record date. In the case of distributions of cash, the amount of the applicable ADS fees and charges is deducted from the funds being distributed. In the case of (i) distributions other than cash and (ii) the ADS service fee, holders as of the ADS record date will be invoiced for the amount of the ADS fees and charges and such ADS fees and charges may be deducted from distributions made to holders of ADSs. For ADSs held through DTC, the ADS fees and charges for distributions other than cash and the ADS service fee may be deducted from distributions made through DTC, and may be charged to the DTC participants in accordance with the procedures and practices prescribed by DTC and the DTC participants in turn charge the amount of such ADS fees and charges to the beneficial owners for whom they hold ADSs. In the case of (i) registration of ADS transfers, the ADS transfer fee will be payable by the ADS Holder whose ADSs are being transferred or by the person to whom the ADSs are transferred, and (ii) conversion of ADSs of one series for ADSs of another series, the ADS conversion fee will be payable by the Holder whose ADSs are converted or by the person to whom the converted ADSs are delivered.
In the event of refusal to pay the depositary fees, the depositary may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder. Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary. You will receive prior notice of such changes. The depositary may reimburse us for certain expenses we incur in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary agree from time to time.
Amendments and Termination
We may agree with the depositary to modify the deposit agreement at any time without your consent. We will undertake to give holders 30 days’ prior notice of any modifications that would materially prejudice any of their substantial rights under the deposit agreement. We will not consider to be materially prejudicial to your substantial rights any modifications or supplements that are reasonably necessary for the ADSs to be registered under the Securities Act of 1934, as amended (the “Exchange Act”) or to be eligible for book-entry settlement, in each case without imposing or increasing the fees and charges you are required to pay. In addition, we may not be able to provide you with prior notice of any modifications or supplements that are required to accommodate compliance with applicable provisions of law.
You will be bound by the modifications to the deposit agreement if you continue to hold your ADSs after the modifications to the deposit agreement become effective. The deposit agreement cannot be amended to prevent you from withdrawing the ordinary shares represented by your ADSs (except as permitted by law). We have the right to direct the depositary to terminate the deposit agreement. Similarly, the depositary may in certain circumstances on its own initiative terminate the deposit agreement. In either case, the depositary must give notice to the holders at least 30 days before termination. Until termination, your rights under the deposit agreement will be unaffected.
Termination
After termination, the depositary will continue to collect distributions received (but will not distribute any such property until you request the cancellation of your ADSs) and may sell the securities held on deposit. After the sale, the depositary will hold the proceeds from such sale and any other funds then held for the holders of ADSs in a non-interest-bearing account. At that point, the depositary will have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding (after deduction of applicable fees, taxes and expenses).
Books of Depositary
The depositary will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.
The depositary will maintain in New York facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADSs. These facilities may be closed from time to time, to the extent not prohibited by law.
Transmission of Notices, Reports and Proxy Soliciting Material
The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that are generally made available to holders of deposited securities. Subject to the terms of the deposit agreement, the depositary will send you copies of those communications or otherwise make those communications available to you upon a request from us.
Limitations on Obligations and Liabilities
The deposit agreement limits our obligations and the depositary’s obligations to you. Please note the following:
•	We and the depositary are obligated only to take the actions specifically stated in the deposit agreement without negligence or bad faith.
•
The depositary disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the deposit agreement.

•
The depositary disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to you on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in ordinary shares, for the validity or worth of the ordinary shares, for any tax consequences that result from the ownership of ADSs, for the credit-worthiness of any third party, for allowing any rights to lapse under the terms of the deposit agreement, for the timeliness of any of our notices or for our failure to give notice.

•	We and the depositary will not be obligated to perform any act that is inconsistent with the terms of the deposit agreement.
•
We and the depositary disclaim any liability if we or the depositary are prevented or forbidden from or subject to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the deposit agreement, by reason of any provision, present or future of any law or regulation, or by reason of present or future provision of any provision of our Articles of Association, or any provision of or governing the securities on deposit, or by reason of any act of God or war or other circumstances beyond our control.

•
We and the depositary disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for in the deposit agreement or in our Articles of Association or in any provisions of or governing the securities on deposit.

•
We and the depositary further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting ordinary shares for deposit, any holder of ADSs or authorized representatives thereof, or any other person believed by us in good faith to be competent to give such advice or information.

•
We and the depositary also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit that is made available to holders of ordinary shares but is not, under the terms of the deposit agreement, made available to you.

•	We and the depositary may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.
•	We and the depositary also disclaim liability for any consequential or punitive damages for any breach of the terms of the deposit agreement.
•	No disclaimer of any Securities Act liability is intended by any provision of the deposit agreement.
•	Nothing in the deposit agreement gives rise to a partnership or joint venture, or establishes a fiduciary relationship, among us, the depositary bank and you as ADS holder.
•
Nothing in the deposit agreement precludes Citibank (or its affiliates) from engaging in transactions in which parties adverse to us or the ADS owners have interests, and nothing in the deposit agreement obligates Citibank to disclose those transactions, or any information obtained in the course of those transactions, to us or to the ADS owners, or to account for any payment received as part of those transactions.

Taxes
You will be responsible for the taxes and other governmental charges payable on the ADSs and the ordinary shares represented by the ADSs. We, the depositary and the custodian may deduct from any distribution the taxes and other governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.
The depositary may refuse to issue ADSs; to deliver, transfer, split and combine ADRs; or to release securities on deposit until all taxes and charges are paid by the applicable holder. The depositary and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary and to the custodian proof of taxpayer status and residence and such other information as the depositary and the custodian may require to fulfill legal obligations. You are required to indemnify us, the depositary and the custodian for any claims with respect to taxes based on any tax benefit obtained for you.
Foreign Currency Conversion
The depositary will arrange for the conversion of all foreign currency received into U.S. dollars if such conversion is practical, and it will distribute the U.S. dollars in accordance with the terms of the deposit agreement. You may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.
If the conversion of foreign currency is not practical or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary may take the following actions in its discretion:
•	Convert the foreign currency to the extent practical and lawful and distribute the U.S. dollars to the holders for whom the conversion and distribution is lawful and practical.
•	Distribute the foreign currency to holders for whom the distribution is lawful and practical.
•	Hold the foreign currency (without liability for interest) for the applicable holders.
Governing Law and Waiver of Jury Trial
The deposit agreement, the ADRs and the ADSs will be interpreted in accordance with the laws of the State of New York. The rights of holders of ordinary shares (including ordinary shares represented by ADSs) are governed by the laws of England and Wales.
AS A PARTY TO THE DEPOSIT AGREEMENT, YOU IRREVOCABLY WAIVE YOUR RIGHT, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF THE DEPOSIT AGREEMENT OR THE ADRs AGAINST US AND/OR THE DEPOSITARY.
The deposit agreement provides that, to the extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under U.S. federal securities laws. If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable in the facts and circumstances of that case in accordance with applicable case law. However, you will not be deemed, by agreeing to the terms of the deposit agreement, to have waived our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder.

REGISTERED HOLDERS
This prospectus relates to the resale of ADS held by the Registered Holders identified in the table below. The Registered Holders acquired these ADSs from us in the Private Placement pursuant to an exemption from registration afforded by Regulation D as promulgated by the Securities Act. In connection with the Private Placement, we entered into a registration rights agreement with the Registered Holders, dated as of December 7, 2020 (“Registration Rights Agreement”), pursuant to which we agreed to file a registration statement with the SEC covering the resale of the ordinary shares sold in the Private Placement. The registration statement of which this prospectus is a part has been filed in accordance with the Registration Rights Agreement.
The table below sets forth, to our knowledge, information concerning the beneficial ownership of Registered Shares by the Registered Holders as of March 31, 2022. The information in the table below with respect to the Registered Holders has been obtained from the Registered Holders, and the Registered Holders may have sold, transferred or otherwise disposed of some or all of their ordinary shares since providing such information to us. The Registered Holders may sell all, some or none of the Registered Shares subject to this prospectus. See “Plan of Distribution.”
The percentage ownership information shown in the table prior to this offering is based upon 320,699,807 ordinary shares outstanding as of March 31, 2022.
Except as otherwise indicated, all of the shares reflected in the table are ordinary shares and all persons listed below have sole voting and investment power with respect to the ordinary shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.
In computing the number of ordinary shares beneficially owned by a person and the percentage ownership of that person, we deemed outstanding ordinary shares subject to options and warrants held by that person that are immediately exercisable or exercisable within 60 days of March 31, 2022. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Beneficial ownership representing less than 1% is denoted with an asterisk (*). Except as otherwise indicated in the table below, addresses of the directors, executive officers and named beneficial owners are in care of Amryt Pharma plc, Dept 920a 196 High Road, Wood Green, London, N22 8HH, United Kingdom.
Name of Registered Holder	Ordinary Shares Beneficially Owned Prior to this Offering		Number of Shares Being Registered in the Offering	Ordinary Shares Beneficially Owned After this Offering**
	Number	Percentage		Number	Percentage
Athyrium Capital Management, LP(1)	65,796,241	19.2%	1,000,000	64,796,241	18.9%
Highbridge Tactical Credit Master Fund, L.P.(2)	49,191,100	14.5%	2,200,000	46,991,100	13.9%
Stonepine Capital, LP(3)	30,348,875	9.5%	4,000,000	26,348,875	8.2%
TB Amati Investment Funds(4)	6,860,513	2.1%	2,000,000	4,860,513	1.5%
Aquilo Capital Management LLC(5)	4,000,000	1.2%	4,000,000	—	—
SilverArc Capital Management, LLC(6)	2,235,000	*	600,000	1,635,000	*
Monashee Investment Management, LLC(7)	1,000,000	*	1,000,000	—	—
Walleye Opportunities Master Fund Ltd(8)	600,000	*	600,000	—	—
Highland Healthcare Opportunities Fund, a series of Highland Funds I(9)	200,000	*	200,000	—	—
NexPoint Capital, Inc.(10)	200,000	*	200,000	—	—
The Eleven Fund LLC(11)	200,000	*	200,000	—	—
*	Less than 1%.
**
Any disposition by the Registered Holders of the Registered Shares is not being underwritten by any investment bank. The Registered Holders may or may not elect to dispose of Registered Shares as and to the extent that they may individually determine. Such dispositions, if any, will be made through brokerage transactions on Nasdaq or other securities exchanges in the United States at prevailing market prices, and the post-offering ownership figures in these columns represent the lowest level of ownership that would exist if the Registered Holders sold 100% of the Registered Shares owned by them, which may or may not happen.

(1)
Consists of 44,286,346 ordinary shares, including 1,000,000 ordinary shares held by Athyrium Opportunities II Acquisition 2 LP that are registered hereby, and 21,509,901 ordinary shares issuable upon conversion of Convertible Notes held by the following affiliates of

Athyrium Capital Management, LP: Athyrium Opportunities II Acquisition 2 LP, Athyrium Opportunities III Acquisition 2 LP, Athyrium Opportunities II Acquisition LP and Athyrium Opportunities III Acquisition LP. The address of Athyrium Capital Management, LP is 505 Fifth Avenue, 18th Floor, New York, NY 10017.
(2)
Consists of 30,671,060 ordinary shares, including 2,200,000 ordinary shares held by Highbridge Tactical Credit Master Fund, L.P. that are registered hereby, and 18,520,040 ordinary shares issuable upon conversion of Convertible Notes held by the following affiliates of Highbridge: Highbridge MSF International Ltd., Highbridge SCF Special Situations SPV, L.P. and Highbridge Tactical Credit Master Fund, L.P. Pursuant to the terms of the Convertible Notes, Highbridge may not convert any Convertible Notes that it beneficially owns to the extent that such conversions and exercises would result in Highbridge beneficially owning in excess of 9.99% of our ordinary shares. After giving effect to these blockers, as of November 30, 2020, Highbridge's beneficial ownership is limited to 9.99%. The address of Highbridge Capital Management, LLC is 277 Park Ave, 23rd Floor, New York, NY 10172.

(3)
Stonepine Capital Management, LLC, a California limited liability company (the “General Partner”) is the general partner and investment adviser of investment funds, including the Stonepine Capital, L.P., a Delaware limited partnership (the “Partnership”). Jon M. Plexico and Timothy P. Lynch are the control persons of the General Partner. Mr. Plexico and Mr. Lynch disclaims beneficial ownership of the ordinary shares held by the Partnership except to the extent of that person's pecuniary interest therein. The address of the Partnership is 919 NW Bond Street, Suite 204, Bend, OR 97703.

(4)
Represents ordinary shares held by TB Amati UK Smaller Companies Fund, a sub-fund of TB Amati Investment Funds. The address of TB Amati Investment Funds is 64 St James’s Street, Nottingham NG1 6FG United Kingdom.

(5)
Consists of 3,593,200 ordinary shares held by Aquilo Capital, L.P. and 406,800 ordinary shares held by Aquilo Capital LO, L.P, each an affiliate of Aquilo Capital Management LLC, each an affiliate of Aquilo Capital Management LLC. The address of Aquilo Capital Management LLC is One Letterman Drive, Suite D4900, San Francisco CA 94129.

(6)
Includes 55,740 ordinary shares held by SilverArc Capital Alpha Fund I, L.P., 505,500 ordinary shares held by SilverArc Capital Alpha Fund II, L.P. and 38,760 ordinary shares held by 2B LLC. SilverArc Capital Management, LLC is the investment manager to SilverArc Capital Alpha Fund I, L.P., SilverArc Capital Alpha Fund II, L.P. and 2B LLC. The address of SilverArc Capital Alpha Fund I, L.P. and SilverArc Capital Alpha Fund II, L.P. is 20 Park Plaza, 4th Floor, Boston, MA 02116. The address of 2B LLC is 17-20 Whitestone Expressway, Suite 403, Whitestone, NY 11357.

(7)
Consists of 302,815 ordinary shares held by BEMAP Master Fund Ltd, 185,705 ordinary shares held by Monashee Solitario Fund LP, 169,425 ordinary shares held by Monashee Pure Alpha SPV I LP, 49,205 ordinary shares held by SFL SPV I LLC, 47,110 ordinary shares held by Bespoke Alpha MAC MIM LP and 245,740 ordinary shares held by DS Liquid Div RVA MON LLC, each an affiliate of Monashee Investment Management, LLC. The address of Monashee Investment Management, LLC is 75 Park Plaza, 2nd Floor, Boston, MA 02116.

(8)	The address of Walleye Opportunities Master Fund Ltd is c/o General Counsel, 2800 Niagara Lane N Plymouth MN 55447.
(9)
Highland Capital Management Fund Advisors, L.P., the investment adviser to Highland Healthcare Opportunities Fund, a series of Highland Funds I, has discretionary authority to vote and dispose of the ordinary shares held by Highland Healthcare Opportunities Fund and may be deemed to be the beneficial owner of these ordinary shares. Mr. James Dondero, in his capacity as the sole shareholder of the general partner of Highland Capital Management Fund Advisors, L.P., may be deemed to be an indirect beneficial owner of ordinary shares held by accounts advised by Highland Capital Management Fund Advisors, L.P. Mr. Dondero disclaims beneficial ownership of such ordinary shares except to the extent of his pecuniary interest therein. The address of Highland Healthcare Opportunities Fund is 300 Crescent Court, Suite 700, Dallas, Texas, 75201.

(10)
NexPoint Advisors, L.P., the investment adviser to NexPoint Capital, Inc., has discretionary authority to vote and dispose of the ordinary shares held by NexPoint Capital, Inc. and may be deemed to be the beneficial owner of these ordinary shares. Mr. James Dondero, in his capacity as the President and sole member of the general partner of NexPoint Advisors, L.P., may be deemed to be an indirect beneficial owner of ordinary shares held by accounts advised by NexPoint Advisors, L.P. Mr. Dondero disclaims beneficial ownership of such ordinary shares except to the extent of his pecuniary interest therein. The address of NexPoint Capital, Inc. is 300 Crescent Court, Suite 700, Dallas, Texas 75201.

(11)	The address of The Eleven Fund LLC is 463 Adams street, Denver CO 80206.

MATERIAL TAX CONSIDERATIONS
Material U.S. Federal Income Tax Considerations
The following describes the material U.S. federal income tax consequences relating to the acquisition, ownership and disposition of the ADSs. This section does not purport to be a comprehensive description of all of the U.S. federal income tax considerations that may be relevant to a particular person’s decision to acquire the ADSs. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (“Code”), and U.S. Treasury regulations promulgated thereunder (“Treasury Regulations”), as well as judicial and administrative interpretations thereof as of the date of this prospectus. All of the foregoing authorities are subject to change or differing interpretations that could apply retroactively and could affect the tax consequences described below, and there can be no assurance that the U.S. Internal Revenue Service (“IRS”), or U.S. courts will agree with the tax consequences described in this section. We undertake no obligation to publicly update or otherwise revise this section whether as a result of new Treasury Regulations, Code sections, judicial and administrative interpretations or otherwise. This section is also based in part upon the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms.
This description applies only to U.S. Holders (as defined below) that purchase ADSs representing our ordinary shares in this offering and hold such ADSs as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This section does not address any consequences of U.S. federal estate and gift tax, alternative minimum tax or Medicare tax on net investment income, or any U.S. state or local or non-U.S. tax consequences. This section also does not address the tax considerations that may be relevant to certain types of investors subject to special treatment under U.S. federal income tax laws, such as:
•	banks and other financial institutions;
•	insurance companies;
•	regulated investment companies or real estate investment trusts;
•	dealers or traders in securities or currencies that use a mark-to-market method of accounting;
•	broker-dealers;
•	tax exempt organizations, retirement plans, individual retirement accounts and other tax deferred accounts;
•	persons holding the ADSs as part of a straddle, hedging, conversion or integrated transaction for U.S. federal income tax purposes;
•	U.S. Holders whose functional currency is not the U.S. dollar;
•	any entity or arrangement classified as partnership for U.S. federal income tax purposes or investors therein;
•
persons who own or are deemed to own, directly or indirectly, 10% or more of the total combined voting power of all classes of our voting stock or 10% or more of the total value of shares of all classes of our stock; and

•	persons that held, directly, indirectly or by attributions, ownership interest in us prior to the effectiveness of the registration statement of which this prospectus forms a part.
THE DESCRIPTION OF U.S. FEDERAL INCOME TAX CONSEQUENCES SET OUT BELOW IS FOR GENERAL INFORMATION ONLY. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL, NON-U.S. AND OTHER TAX CONSEQUENCES TO THEM OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE ADSs.

As used in this discussion, the term “U.S. Holder” means a beneficial owner of the ADSs that is for U.S. federal income tax purposes:
•	a citizen or individual resident of the United States;
•	a corporation (or other entity treated as a corporation) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or
•
trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions of the trust or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

The U.S. federal income tax treatment of a partner in an entity or arrangement treated as a partnership for U.S. federal income tax purposes that holds ADSs generally will depend on the status of the partner and the activities of the partnership. Partnerships considering an investment in the ADSs and partners in such partnerships should consult their tax advisors regarding the specific U.S. federal income tax consequences to them of the acquisition, ownership and disposition of the ADSs.
The discussion below assumes that the representations contained in the deposit agreement and any related agreement are true and that the obligations in such agreements will be complied with in accordance with their terms. The discussion below also assumes that we are not treated as a U.S. domestic corporation under Section 7874 of the Code, but are treated as a surrogate foreign corporation, as a result of the acquisitions of Aegerion Pharmaceuticals, Inc. and Chiasma, Inc.
ADSs
Taking into account the earlier assumptions, for U.S. federal income tax purposes, U.S. Holders of ADSs generally will be treated as the beneficial owners of the underlying shares represented by the ADSs and an exchange of ADSs for our shares generally will not be subject to U.S. federal income tax.
Distributions
Subject to the passive foreign investment company (“PFIC”) rules discussed below, the gross amount of any distribution made by us to a U.S. Holder with respect to the ADSs (including the amount of any taxes withheld therefrom) generally will be included in such holder’s gross income as non-U.S. source dividend income in the year actually or constructively received by the depositary, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). As a non-U.S. company, we do not maintain calculations of our earnings and profits under U.S. federal income tax principles. Therefore, it is expected that any distributions generally will be reported to U.S. Holders as dividends. Any dividends that we pay will not be eligible for the dividends-received deduction allowed to qualifying corporations under Section 243 of the Code.
We believe that we are treated as a surrogate foreign corporation. Accordingly, we do not believe that dividends paid in respect of the ADSs will be eligible to be taxed at favorable rates that otherwise are applicable to “qualified dividend income” received by non-corporate U.S. Holders if certain additional conditions are satisfied.
The amount of any distribution paid in a currency other than U.S. dollars will be included in a U.S. Holder’s income in an amount equal to the U.S. dollar value of such currency calculated by reference to the exchange rate in effect on the date the distribution is actually or constructively received by the depositary, regardless of whether the payment is in fact converted into U.S. dollars at that time. If the distribution is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the distribution. A U.S. Holder may have foreign currency gain or loss if the distribution is converted into, or exchanged for, U.S. dollars after the date of receipt.
Any dividends we pay to U.S. Holders generally will constitute non-U.S. source “passive category” income for U.S. foreign tax credit limitation purposes. However, if 50% or more of our stock is treated as held by United States persons, we will be treated as a “U.S.-owned foreign corporation.” In that case, dividends may be treated, for foreign tax credit limitation purposes, as income from sources outside the United States to the extent attributable to our non-U.S. source earnings and profits, and as income from sources within the United States to the extent attributable to our U.S. source earnings and profits.

Currently, no UK taxes are expected to be withheld with respect to dividends paid to a U.S. Holder with respect to the ADSs, as described more fully below under “UK Tax Considerations—Taxation of dividends—Withholding Tax”. If any UK taxes were withheld, subject to certain conditions and limitations provided in the Code and the applicable Treasury Regulations (including a minimum holding period requirement), such taxes generally will be treated as foreign income taxes eligible for credit against such U.S. holder’s U.S. federal income tax liability. However, if and to the extent that a refund of the tax withheld is available under the laws of the United Kingdom or under an applicable income tax treaty, the amount of tax withheld that is refundable will not be eligible for such credit against a U.S. Holder’s U.S. federal income tax liability. In lieu of claiming a foreign tax credit with respect to creditable UK withholding taxes, a U.S. Holder may elect to deduct such taxes in computing its taxable income, subject to generally applicable limitations under U.S. federal income tax law, provided that such U.S. Holder makes the election with respect to all creditable foreign income taxes paid or accrued in the taxable year.
The rules relating to the determination of the U.S. foreign tax credit and the deduction of non-U.S. taxes are complex, and U.S. Holders should consult their tax advisors to determine whether and to what extent a credit or deduction may be available in their particular circumstances.
Sale or Other Taxable Disposition of ADSs
Subject to the PFIC rules discussed below, a U.S. Holder generally will recognize taxable gain or loss on any sale or other taxable disposition of an ADS in an amount equal to the difference between the sum of the fair market value of any property and the amount of cash received in such sale or other taxable disposition and the U.S. Holder’s tax basis in the ADS. The U.S. Holder’s tax basis in the ADSs generally will equal the cost of the ADSs to the U.S. Holder. The gain or loss generally will be capital gain or loss, and generally will be a long-term capital gain or loss if the U.S. Holder has held the ADS for more than one year at the time of the sale or other taxable disposition. For certain non-corporate taxpayers (including individuals), long-term capital gains are subject to tax at reduced rates. The deductibility of capital losses is subject to limitations.
Any gain or loss that a U.S. Holder recognizes on a sale or other taxable disposition of an ADS generally will be treated as U.S. source income or loss for U.S. foreign tax credit limitation purposes. U.S. Holders should consult their tax advisors regarding the proper treatment of any gain or loss in their particular circumstances, including the effects of any applicable income tax treaties.
Passive Foreign Investment Company Considerations
Based on the current and anticipated value of our assets and the nature and composition of our income and assets, we believe that we were not a PFIC for our taxable year ended December 31, 2021 and do not expect to be a PFIC for our current taxable year ending December 31, 2022, or in the foreseeable future. However, the determination of PFIC status is based on an annual determination that cannot be made until the close of a taxable year, involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the active or passive character of each item of income that we earn, and is subject to uncertainty in several respects. Changes in the nature or composition of our income or assets, the structure of our operations or the value of our assets may cause us to become a PFIC. The determination of the value of our assets may depend in part upon the value of our goodwill not reflected on our balance sheet (which may depend upon the market value of the ADSs from time to time, which may be volatile). Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2022, or for any future taxable year. If we are a PFIC for any year during which a U.S. Holder holds the ADSs, we generally will continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds the ADSs, even if we cease to meet the threshold requirements for PFIC status in any particular year, unless the U.S. Holder has made a “deemed sale” election under the PFIC rules when we cease to be a PFIC.
A non-U.S. corporation such as us will be treated as a PFIC for U.S. federal income tax purposes for any taxable year if, applying applicable look-through rules, either:
•	at least 75% of its gross income for such year is “passive income” for purposes of the PFIC rules; or
•	at least 50% of the value of its assets (determined based on a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income.
For this purpose, passive income generally includes dividends, interest, royalties and rents other than certain royalties and rents derived in the active conduct of a trade or business and not derived from a related person. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% by value of the stock.
If we were a PFIC for any taxable year during which a U.S. Holder holds ADSs, then, unless such U.S. Holder makes a “mark-to-market” election or a “qualified electing fund” election (each as discussed below), such U.S. Holder generally would be subject to special adverse tax rules with respect to any “excess distribution” that it receives from us and any gain that it recognizes from a sale or other taxable disposition, including, in certain circumstances, a pledge, of ADSs. For this purpose, distributions that a U.S. Holder receives in a taxable year that are greater than 125% of the average annual distributions that it received during the shorter of the three preceding taxable years or your holding period for the ADSs will be treated as an excess distribution. Under these rules:
•	the excess distribution or recognized gain would be allocated ratably over the U.S. Holder’s holding period for the ADSs;
•
the amount of the excess distribution or recognized gain allocated to the taxable year of distribution or gain, and to any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we were treated as a PFIC, would be treated as ordinary income; and

•
the amount of the excess distribution or recognized gain allocated to each other taxable year would be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year and the resulting tax will be subject to the interest charge generally applicable to underpayments of tax.

If we were a PFIC for any taxable year during which a U.S. Holder holds ADSs and any of our non-U.S. subsidiaries or other corporate entities in which we own equity interests is also a PFIC, the U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of each such non-U.S. entity classified as a PFIC, each such entity referred to as a lower-tier PFIC, for purposes of the application of these rules. U.S. Holders should consult their own tax advisor regarding the application of the PFIC rules to any of our lower-tier PFICs.
If we were a PFIC for any taxable year during which a U.S. Holder holds ADSs, then in lieu of being subject to the tax and interest-charge rules discussed above, the U.S. Holder may make an election to include gain on the ADSs as ordinary income under a mark-to-market method, provided that our ADSs constitute “marketable stock.” Marketable stock is stock that is regularly traded on a qualified exchange or other market, as defined in applicable Treasury Regulations. Shares or ADSs generally will be considered regularly traded during any calendar year during which they are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Any trades that have as their principal purpose meeting this requirement will be disregarded. Our ADSs, but not our shares, are listed on the Nasdaq, which is a qualified exchange or other market for these purposes.
Consequently, if the ADSs are regularly traded, we expect that the mark-to-market election would be available to U.S. Holders of ADSs if we were to become a PFIC, but no assurances are given in this regard.
Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own (unless the shares in such lower-tier PFIC are themselves treated as marketable stock), if we were a PFIC for any taxable year, a U.S. Holder that makes the mark-to-market election may continue to be subject to the tax and interest charges under the general PFIC rules with respect to such U.S. Holder’s indirect interest in any lower-tier PFICs.
In certain circumstances, a shareholder in a PFIC may avoid the adverse tax and interest-charge regime described above by making a “qualified electing fund” election to include in income its share of the corporation’s income on a current basis. However, a U.S. Holder may make a qualified electing fund election with respect to the ADSs only if we agree to furnish such U.S. Holder annually with a PFIC annual information statement as specified in the applicable Treasury Regulations. We do not intend to provide such information, and thus we do not expect that a U.S. Holder will be able to make a qualified electing fund election.
If a U.S. Holder owns ADSs during any year in which we are a PFIC, such U.S. Holder (including, potentially, indirect holders) generally will be required to file an IRS Form 8621 with such U.S. Holder’s U.S. federal income tax return for that year.
U.S. Holders should consult their own tax advisors regarding the application of the PFIC rules to their ownership of the ADSs.

Information Reporting and Backup Withholding
Distributions with respect to the ADSs and proceeds from a sale or other taxable disposition of the ADSs made within the United States or through certain U.S. related financial intermediaries may be subject to information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder that furnishes a correct taxpayer identification number and makes any other required certification on IRS Form W-9 or that is otherwise exempt from backup withholding. U.S. Holders of the ADSs should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.
Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against such U.S. Holder’s U.S. federal income tax liability, and such holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing an appropriate claim for refund with the IRS and furnishing any required information in a timely manner.
Certain U.S. Holders may be required to comply with certain reporting requirements relating to the ADSs, including filing IRS Form 8938, with respect to the holding of certain foreign financial assets, including stock of foreign issuers (such as us), either directly or through certain foreign financial institutions, if the aggregate value of all such assets exceeds $50,000 on the last day of the tax year or $75,000 at any time during the tax year. U.S. Holders who fail to report the required information could be subject to substantial penalties. U.S. Holders should consult their own tax advisors regarding the application of these rules and any other information reporting rules that may apply to their ownership of the ADSs.
THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE IMPORTANT TO YOU. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL, NON-U.S. AND OTHER TAX CONSEQUENCES TO THEM OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE ADSs.
UK Tax Considerations
The following is a general summary of certain UK tax considerations relating to the ownership and disposal of the ADSs and does not address all possible tax consequences relating to an investment in the ADSs. It is based on current UK tax law and generally published HM Revenue & Customs (“HMRC”) practice as at the date of this prospectus supplement, both of which are subject to change, possibly with retrospective effect.
Save as provided otherwise, this summary applies only to persons who are resident (and, in the case of individuals, domiciled) in the United Kingdom for tax purposes and who are not resident for tax purposes in any other jurisdiction and do not have a permanent establishment or fixed base in any other jurisdiction with which the holding of ADSs is connected (“UK Holders”). Persons (a) who are not resident (or, if resident are not domiciled) in the United Kingdom for tax purposes, including those individuals and companies who trade in the United Kingdom through a branch, agency or permanent establishment in the United Kingdom to which the ADSs are attributable, or (b) who are resident or otherwise subject to tax in a jurisdiction outside the United Kingdom, are recommended to seek the advice of professional advisers in relation to their taxation obligations.
This summary is for general information only and is not intended to be, nor should it be considered to be, legal or tax advice to any investor. It does not address all of the tax considerations that may be relevant to specific investors in light of their particular circumstances or to investors subject to special treatment under UK tax law. In particular, this summary:
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only applies to the absolute beneficial owners of the ADSs and any dividends paid in respect of the ordinary shares represented by the ADSs where the dividends are regarded for UK tax purposes as that person’s own income (and not the income of some other person); and

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(a) only addresses the principal UK tax consequences for investors who hold the ADSs as capital assets/investments, (b) does not address the tax consequences that may be relevant to certain special classes of investor such as dealers, brokers or traders in shares or securities and other persons who hold the ADSs otherwise than as an investment, (c) does not address the tax consequences for holders that are financial institutions, insurance companies, collective investment schemes, pension schemes, charities or tax-exempt organizations, (d) assumes that the holder is not an officer or employee of the Company (or of any related company) and has not (and is not deemed to have) acquired the ADSs by reason of an office or employment, and (e) assumes that the holder does not control or hold (and is not deemed to control or hold), either alone or together with one or more associated or connected persons, directly or indirectly (including through the holding of the ADSs), an interest of 10% or more in the issued share capital (or in any class thereof), voting power, rights to profits or capital of the Company, and is not otherwise connected with the Company.
This summary further assumes that a holder of ADSs will be treated as the beneficial owner of the underlying ordinary shares for UK direct tax purposes.
POTENTIAL INVESTORS IN THE ADSs SHOULD SATISFY THEMSELVES PRIOR TO INVESTING AS TO THE OVERALL TAX CONSEQUENCES, INCLUDING, SPECIFICALLY, THE CONSEQUENCES UNDER UK TAX LAW AND HMRC PRACTICE OF THE ACQUISITION, OWNERSHIP AND DISPOSAL OF THE ADSs (OR UNDERLYING ORDINARY SHARES), IN THEIR OWN PARTICULAR CIRCUMSTANCES BY CONSULTING THEIR OWN TAX ADVISERS.
Taxation of dividends
Withholding Tax
Dividend payments in respect of the ordinary shares represented by the ADSs may be made without withholding or deduction for or on account of UK tax.
Income Tax
Dividends received by individual UK Holders will be subject to UK income tax on the amount of the dividend paid.
The first £2,000 of dividend income received by an individual UK Holder in a tax year will be subject to a nil rate of tax regardless of the amount of the individual’s other taxable income.
Dividend income in excess of the £2,000 to which the nil rate of tax applies will be taxed at the rate of 8.75% to the extent that the dividend, when treated as the top slice of the relevant UK Holder’s income, does not exceed the basic rate income tax limit, at the rate of 33.75% to the extent that the dividend, when treated as the top slice of the relevant UK Holder’s income, exceeds the basic rate income tax limit but does not exceed the higher rate income tax limit, and at the rate of 39.35% to the extent that the dividend, when treated as the top slice of the relevant UK Holder’s income, exceeds the higher rate income tax limit.
An individual holder of ADSs who is not a UK Holder will not be chargeable to UK income tax on dividends paid by the Company, unless such holder carries on (whether solely or in partnership) a trade, profession or vocation in the United Kingdom through a branch or agency in the United Kingdom to which the ADSs (or underlying ordinary shares) are attributable. In these circumstances, such holder may, depending on his or her individual circumstances, be chargeable to UK income tax on dividends received from the Company.
Corporation Tax
A UK Holder within the charge to UK corporation tax may be entitled to exemption from UK corporation tax in respect of dividend payments. If the conditions for the exemption are not satisfied, or such UK Holder elects for an otherwise exempt dividend to be taxable, UK corporation tax will be chargeable on the gross amount of any dividends (at the current rate of 19%). If potential investors are in any doubt as to their position, they should consult their own professional advisers.
A corporate holder of ADSs that is not a UK Holder will not be subject to UK corporation tax on dividends received from the Company, unless it carries on a trade in the United Kingdom through a permanent establishment to which the ADSs (or underlying ordinary shares) are attributable. In these circumstances, such holder may, depending on its individual circumstances and if the exemption from UK corporation tax discussed above does not apply, be chargeable to UK corporation tax on dividends received from the Company.
Taxation of disposals
UK Holders
A disposal or deemed disposal of ADSs by an individual UK Holder may, depending on his or her individual circumstances, give rise to a chargeable gain or to an allowable loss for the purpose of UK capital gains tax. The principal factors that will determine the capital gains tax position on a disposal of ADSs are the extent to which the holder realizes any other capital gains in the tax year in which the disposal is made, the extent to which the holder has incurred capital losses in that or any earlier tax year and the level of the annual allowance of tax-free gains in that tax year (“annual exemption”). The annual exemption for individuals for the 2022/2023 tax year is £12,300. If, after all allowable deductions, an individual UK Holder’s total taxable income (which, for the avoidance of doubt, includes any dividend income within the £2,000 nil rate band described above) for the year exceeds the basic rate income tax limit, a taxable capital gain accruing on a disposal of ADSs will be taxed at 20%. If, after all allowable deductions, an individual UK Holder’s total taxable income for the year does not exceed the basic rate income tax limit, and assuming the individual does not have any other taxable capital gains in the tax year that would use up the remaining basic rate allowance, a taxable capital gain accruing on a disposal of ADSs will be taxed at 10% on an amount that, when treated as the top slice of the relevant UK Holder’s income/gains, does not exceed the basic rate income tax and at 20% on the remainder.
A disposal of ADSs by a corporate UK Holder may give rise to a chargeable gain or an allowable loss for the purposes of UK corporation tax.
Any gains or losses in respect of currency fluctuations over the period of holding the ADSs would also be brought into account on the disposal.
Non-UK Holders
An individual holder who is not a UK Holder will not be liable to UK capital gains tax on capital gains realized on the disposal of his or her ADSs unless such holder carries on (whether solely or in partnership) a trade, profession or vocation in the United Kingdom through a branch or agency in the United Kingdom to which the ADSs (or underlying ordinary shares) are attributable. In these circumstances, such holder may, depending on his or her individual circumstances, be chargeable to UK capital gains tax on chargeable gains arising from a disposal of his or her ADSs. Furthermore, an individual holder of ADSs who has ceased to be resident for tax purposes in the United Kingdom for a period of less than five years and who disposes of ADSs during that period may be liable on his or her return to the United Kingdom to UK tax on any capital gain realized (subject to any available exemption or relief).
A corporate holder of ADSs that is not a UK Holder will not be liable for UK corporation tax on chargeable gains realized on the disposal of its ADSs unless it carries on a trade in the United Kingdom through a permanent establishment to which the ADSs (or underlying ordinary shares) are attributable. In these circumstances, a disposal of ADSs by such holder may give rise to a chargeable gain or an allowable loss for the purposes of UK corporation tax.
Stamp Duty and Stamp Duty Reserve Tax
Issue of Ordinary Shares
No UK stamp duty or stamp duty reserve tax (“SDRT”) is payable on the issue of the underlying ordinary shares in the Company.
Transfer of Ordinary Shares
Stamp duty or SDRT will generally apply to transfers of, or agreements to transfer, ordinary shares in the Company. Where applicable, the purchaser normally pays the stamp duty or SDRT.
Shareholders who elect to deposit holdings of ordinary shares in the Company for delivery of Nasdaq-listed ADSs will generally incur a stamp duty, or SDRT, charge at the rate of 1.5 per cent. of the market value of the ordinary shares being deposited.
Issue and Transfer of ADSs
No UK stamp duty or SDRT is payable on the issuance of the ADSs.
No UK stamp duty or SDRT should be required to be paid in respect of the issue or transfer of, or an agreement to transfer, ADSs.

PLAN OF DISTRIBUTION
The registration statement of which this prospectus forms a part has been filed in part in respect of our obligations under a Registration Rights Agreement, dated December 7, 2020, concerning an aggregate of 3,200,000 ADSs that we privately placed with investors on December 10, 2020. All such ADSs are referred to collectively herein as the Registered Shares, and the holders of all such ADSs are identified in this prospectus as the Registered Holders. Any Registered Shares offered and sold in the United States by the Registered Holders will be in the form of ADSs. Any resale by the Registered Holders of the Registered Shares is not being underwritten by any investment bank. The Registered Holders may, or may not, elect to sell Registered Shares as and to the extent that they may individually determine.
The Registered Holders may dispose of all or a portion of the Registered Shares from time to time directly or through one or more underwriters, broker-dealers or agents. If Registered Shares are sold through underwriters or broker-dealers, the Registered Holders will be responsible for any applicable underwriting discounts or commissions or agent’s commissions. Registered Shares may be sold on Nasdaq or any other national securities exchange or quotation service on which the securities may be listed or quoted at the time of disposition, in the over-the-counter market or in transactions otherwise than on these exchanges or systems or in the over-the-counter market and in one or more transactions at fixed prices, at prevailing market prices at the time of the disposition, at varying prices determined at the time of disposition, or at negotiated prices. These dispositions may be effected in transactions that may involve crosses or block transactions. The Registered Holders may use any one or more of the following methods when disposing of shares:
•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
•	an exchange distribution in accordance with the rules of the applicable exchange;
•	privately negotiated transactions and offshore transactions;
•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;
•	broker-dealers may agree with the Registered Holders to sell a specified number of such shares at a stipulated price per share;
•	through the writing or settlement of options or other hedging transactions, whether such options are listed on an options exchange or otherwise;
•	a combination of any such methods of disposition; and
•	any other method permitted pursuant to applicable law.
The Registered Holders also may resell all or a portion of the Registered Shares in offshore transactions or open market transactions in reliance upon Rule 144 under the Securities Act, as permitted by that rule, or Section 4(a)(1) under the Securities Act, if available, rather than under this prospectus, provided that they meet the criteria and conform to the requirements of those provisions.
Broker-dealers engaged by the Registered Holders may arrange for other broker-dealers to participate in dispositions. If the Registered Holders effect such transactions by selling Registered Shares to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive applicable commissions in the form of discounts, concessions or commissions from the Registered Holders or commissions from purchasers of Registered Shares for whom they may act as agent or to whom they may sell as principal. Such commissions will be in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction will not be in excess of a customary brokerage commission in compliance with FINRA Rule 2121 and Supplementary Material .01 and Supplementary Material .02 thereto.
In connection with dispositions of Registered Shares, the Registered Holders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of Registered Shares in the course of hedging in positions they assume. The Registered Holders may also sell Registered Shares short and, if such short sale shall take place after the date that the registration statement of which this prospectus forms a part is declared effective, the Registered Holders may deliver Registered Shares to close out short positions and to return borrowed shares in connection with such short sales. The Registered Holders may also loan or pledge Registered Shares to broker-dealers that in turn may sell such shares, to the extent permitted by applicable law. The Registered Holders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of Registered Shares, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). Notwithstanding the foregoing, the Registered Holders have been advised that they may not use Registered Shares to cover short sales of our ordinary shares (or ADSs representing ordinary shares) made prior to the date the registration statement of which this prospectus forms a part has been declared effective by the SEC.
The Registered Holders may, from time to time, pledge or grant a security interest in some or all of the Registered Shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the Registered Shares from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act, amending, if necessary, the list of Registered Holders to include the pledgee, transferee or other successors in interest as Registered Holders under this prospectus. The Registered Holders also may transfer and donate the Registered Shares in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.
The Registered Holders and any broker-dealer or agents participating in the distribution of the Registered Shares may be deemed to be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act in connection with such dispositions. In such event, any commissions paid, or any discounts or concessions allowed to, any such broker-dealer or agent and any profit on the resale of the Registered Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Registered Holders who are “underwriters” within the meaning of Section 2(a)(11) of the Securities Act will be subject to the applicable prospectus delivery requirements of the Securities Act including Rule 172 thereunder and may be subject to certain statutory liabilities of, including but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Securities Exchange Act of 1934, as amended, or the Exchange Act.
Each Registered Holder has informed us that it is not a registered broker-dealer and does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute Registered Shares. Upon our being notified in writing by a Registered Holder that any material arrangement has been entered into with a broker-dealer for the sale of Registered Shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such Registered Holder and of the participating broker-dealer(s), (ii) the number of Registered Shares involved, (iii) the price at which such Registered Shares were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (vi) other facts material to the transaction.
Each Registered Holder and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, to the extent applicable, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of Registered Shares by the Registered Holder and any other participating person. To the extent applicable, Regulation M may also restrict the ability of any person engaged in the distribution of the Registered Shares to engage in market-making activities with respect thereto. All of the foregoing may affect the marketability of Registered Shares and the ability of any person or entity to engage in market-making activities with respect thereto.
We will pay all expenses of the registration of ADSs representing our shares pursuant to the registration rights agreement with respect thereto, including, without limitation, SEC filing fees and expenses of compliance with state securities or “blue sky” laws, if any; provided, however, that each Registered Holder will pay all underwriting discounts and selling commissions, if any, incurred by such Registered Holder in connection with the disposition of Registered Shares.

We are not party to any arrangement with any Registered Holder or any broker-dealer with respect to disposition of Registered Shares, other than the Registration Rights Agreement described in elsewhere in this prospectus. Therefore, we will not have any input if, when and how any Registered Holder elects to dispose of such Registered Holder’s Registered Shares or the price or prices at which any such disposition may occur. We will not receive proceeds from any disposition of Registered Shares by the Registered Holders.
We offer no assurances that an active trading market for ADSs representing our ordinary shares will develop or, if developed, be maintained.
In connection with the Private Placement, we and all of our directors and members of senior management have agreed with the placement agents, subject to certain exceptions, not to dispose of or hedge any of our or their ADSs, ordinary shares or securities convertible into or exchangeable for ADSs or ordinary shares during the period from the date of the lock-up agreement continuing through the date that is 90 days after the date of this prospectus, except with the prior written consent of SVB Leerink LLC. Following the lock-up periods set forth in the agreements described above, and assuming that SVB Leerink LLC does not release any parties from these agreements, all of the ADSs and ordinary shares that are held by these parties as of the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144 and Regulation S under the Securities Act.

LEGAL MATTERS
The validity of the issuances of the ordinary shares underlying the ADSs offered in this prospectus and certain other matters of English law and U.S. federal law will be passed upon by Gibson, Dunn & Crutcher UK LLP and Gibson, Dunn & Crutcher LLP, respectively.
EXPERTS
The audited financial statements of Amryt incorporated by reference in this prospectus and elsewhere in this registration statement have been so incorporated by reference in reliance on the report of Grant Thornton, independent registered public accountants upon the authority of said firm as experts in accounting and auditing. The registered business address of Grant Thornton is 13-18 City Quay, Dublin 2, Ireland.
The financial statements of Chiasma, Inc. incorporated in this prospectus by reference from Chiasma, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2020 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

ENFORCEMENT OF CIVIL LIABILITIES
We are incorporated and currently existing under the laws of England and Wales. In addition, certain of our directors and officers reside outside of the United States and most of the assets of our non-U.S. subsidiaries are located outside of the United States. As a result, it may be difficult for investors to effect service of process on us or those persons in the United States or to enforce in the United States judgments obtained in U.S. courts against us or those persons based on the civil liability or other provisions of the U.S. securities laws or other laws.
In addition, uncertainty exists as to whether the courts of England and Wales would:
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recognize or enforce judgments of U.S. courts obtained against it or its directors or officers predicated upon the civil liabilities provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in England and Wales against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.
We are informed by Gibson, Dunn & Crutcher UK LLP that there is currently no treaty between (i) the United States and (ii) England and Wales providing for reciprocal recognition and enforcement of judgments of U.S. courts in civil and commercial matters (although the United States and the United Kingdom are both parties to the New York Convention on the Recognition and Enforcement of Foreign Arbitral Awards) and that a final judgment for the payment of money rendered by any general or state court in the United States based on civil liability, whether or not predicated solely upon the U.S. securities laws, would not be automatically enforceable in England and Wales. We also understand from Gibson, Dunn & Crutcher UK LLP that any final and conclusive monetary judgment for a definite sum obtained against us in U.S. courts would be treated by the courts of England and Wales as a cause of action in itself and sued upon as a debt at common law so that no retrial of the issues would be necessary, provided that:
•	the appropriate procedural requirements in England and Wales for recognition and enforcement of such a judgment were followed;
•	the relevant U.S. court had jurisdiction over the original proceedings according to English conflicts of laws principles at the time when proceedings were initiated;
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the courts of England and Wales had jurisdiction over the matter on enforcement, and the defendant either submitted to such jurisdiction or was resident or carrying on business within such jurisdiction and was duly served with process;

•	the U.S. judgment was final and conclusive on the merits in the sense of being final and unalterable in the court that pronounced it and being for a definite sum of money;
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the judgment given by the courts was not in respect of penalties, taxes, fines or similar fiscal or revenue obligations (or otherwise based on a U.S. law that an English court considers to relate to a penal, revenue or other public law); if, on the contrary, this were the case, an English court may sever the relevant part from an otherwise unenforceable judgment;

•	the judgment was not procured by fraud;
•	recognition or enforcement of the judgment in England and Wales would not be contrary to public policy or the Human Rights Act 1998;
•	the proceedings pursuant to which judgment was obtained were not contrary to natural justice or incompatible with the principles of notice in England and Wales;
•	the U.S. judgment was not obtained in breach of an anti-suit injunction or an applicable alternative dispute resolutions provision;
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the U.S. judgment was not arrived at by doubling, trebling or otherwise multiplying a sum assessed as compensation for the loss or damages sustained and not being otherwise in breach of Section 5 of the UK Protection of Trading Interests Act 1980, or is a judgment based on measures designated by the Secretary of State under Section 1 of that Act; if, on the contrary, this were the case, an English court may sever the relevant part from an otherwise unenforceable judgment;

•	there is not a prior decision of an English court or the court of another jurisdiction on the issues in question between the same parties; and
•	the English enforcement proceedings were commenced within the limitation period.
Whether these requirements are met in respect of a judgment based upon the civil liability provisions of the U.S. securities laws, including whether the award of monetary damages under such laws would constitute a penalty, is an issue for the English court making such decision.
Subject to the foregoing, investors may be able to enforce in England and Wales judgments in civil and commercial matters that have been obtained from U.S. federal or state courts. Nevertheless, no assurance can be made that those judgments will be recognized or enforceable in England and Wales. Although the pendency of an appeal does not mean a judgment is not final or conclusive, the English courts may stay execution pending a possible appeal.
If an English court gives judgment for the sum payable under a U.S. judgment, the English judgment will be enforceable by methods generally available for this purpose. These methods generally permit the English court discretion to prescribe the manner of enforcement. In addition, it may not be possible to obtain an English judgment or to enforce that judgment if the judgment debtor is or becomes subject to any insolvency or similar proceedings, or if the judgment debtor has any set-off or counterclaim against the judgment creditor. Also note that, in any enforcement proceedings, the judgment debtor may raise any counterclaim that could have been brought if the action had been originally brought in England unless the subject of the counterclaim was in issue and denied in the U.S. proceedings.

WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement (including amendments and exhibits to the registration statement) on Form F-3 under the Securities Act with respect to the ADSs offered in this prospectus, which constitutes a part of the registration statement. This prospectus does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information with respect to us and our ordinary shares and ADSs, reference is made to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address is https://www.sec.gov. We currently make available to the public our annual and interim reports, as well as certain information regarding our corporate governance and other matters on our website https://www.amrytpharma.com. The reference to our website address does not constitute incorporation by reference of the information contained on or available through our website, and you should not consider it to be a part of this prospectus.
We are subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers. Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F and periodic reports on Form 6-K. Those reports may be inspected without charge at the locations described above. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of such act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered thereunder.
As a foreign private issuer, we are also exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. We are, however, still subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5 of the Exchange Act. Since many of the disclosure obligations required of us as a foreign private issuer are different than those required by U.S. domestic reporting companies, our shareholders, potential shareholders and the investing public in general should not expect to receive information about us in the same amount and at the same time as information is received from, or provided by, U.S. domestic reporting companies.
We will send the depositary a copy of all notices of shareholders meetings and other reports, communications and information that are made generally available to shareholders. The depositary will, if we so request, mail to all registered holders of ADSs a notice containing the information (or a summary of the information) contained in any notice of a meeting of our shareholders received by the depositary from us or will make available to all registered holders of ADSs such notices and all such other reports and communications received by the depositary from us.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
The SEC allows us to “incorporate by reference” the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents, which are considered part of this prospectus. Information that we file with the SEC in the future and incorporate by reference will automatically update and supersede the previously filed information. We incorporate by reference the documents listed below:
•	our Annual Report on Form 20-F for the year ended December 31, 2021;
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our Reports of Foreign Private Issuer on Form 6-K furnished to the SEC on January 31, 2022, February 25, 2022, February 28, 2022, March 9, 2022, March 16, 2022, March 31, 2022, May 4, 2022 and May 11, 2022;

•	the description of our ordinary shares and ADSs contained in Exhibit 2.7 to our annual report on Form 20-F for the year ended December 31, 2021; and
•	Chiasma’s audited consolidated financial statements, included in its Annual Report on Form 10-K for the year ended December 31, 2020.
We also incorporate by reference in this prospectus all subsequent annual reports filed with the SEC on Form 20-F under the Exchange Act, and those of our reports on Form 6-K furnished to the SEC that we specifically identify as being incorporated by reference in this prospectus after the date hereof and prior to the completion of an offering of securities under this prospectus.
Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.
Unless expressly incorporated by reference, nothing in this prospectus shall be deemed to incorporate by reference information furnished to, but not filed with, the SEC. Copies of all documents incorporated by reference in this prospectus, other than exhibits to those documents unless such exhibits are specially incorporated by reference in this prospectus, will be provided at no cost to each person, including any beneficial owner, who receives a copy of this prospectus on the written or oral request of that person made to:
Amryt Pharma plc
45 Mespil Road
Dublin 4
Ireland
Attention: Investor Relations
Telephone: +353 (0)1 518 0200
In addition, you may obtain copies of any document incorporated in this prospectus, without charge, by visiting the websites maintained by Amryt at www.amrytpharma.com.
As you read the above documents and this prospectus, you may find inconsistencies in information from one document to another. If you find inconsistencies you should rely on the statements made in the most recent document, including this prospectus. All information appearing in this prospectus is qualified in its entirety by the information and financial statements, including the notes thereto, contained in the documents we have incorporated by reference.
When acquiring any ADSs discussed in this prospectus, you should rely only on the information contained or incorporated by reference in this prospectus. Neither we, nor any underwriters or agents, have authorized anyone to provide you with different information. We are not offering the securities in any jurisdiction in which an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make an offer or solicitation.
You should not assume that the information in this prospectus or any document incorporated by reference is accurate or complete at any date other than the date mentioned on the cover page of those documents.

3,200,000 American Depositary Shares

AMRYT PHARMA PLC
Representing 16,000,000 Ordinary Shares
May 20, 2022